EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports fourth quarter and full-year 2025 results
Strongest safety performance in five years drives 15 flow records and solid financial results
Progress in commercial discussions strengthens line of sight to incremental project announcements in 2026
Raises dividend for 26th consecutive year

CALGARY, Alberta – Feb. 13, 2026 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) released its fourth quarter and full-year 2025 results today. François Poirier, TC Energy’s President and Chief Executive Officer commented, "Our safety-first culture is driving exceptional operational performance, leading to 15 flow records across our systems in 2025. Strong asset availability and reliability drove a 13 per cent year-over-year increase in fourth quarter comparable EBITDA1 and a 15 per cent increase in segmented earnings over the same period." Poirier continued, "As commercial discussions advance across a diverse set of high-quality opportunities, we remain confident in our ability in 2026 to fully allocate $6 billion of net annual capital expenditures through 2030 and have greater visibility to potentially surpass this level of investment in the latter part of the decade. Aligned with this momentum and clear line of sight to sustained growth, our Board of Directors approved a 3.2 per cent increase in quarterly common share dividend, marking our 26th consecutive year of dividend growth."
Financial Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)
•Fourth quarter 2025 financial results from continuing operations2:
◦Comparable earnings1 of $1.0 billion or $0.98 per common share1 compared to $1.1 billion or $1.05 per common share in fourth quarter 2024
◦Net income attributable to common shares of $1.0 billion or $0.92 per common share compared to $1.1 billion or $1.03 per common share in fourth quarter 2024
◦Comparable EBITDA of $3.0 billion compared to $2.6 billion in fourth quarter 2024
◦Segmented earnings of $2.2 billion compared to $1.9 billion in fourth quarter 2024
•Year ended Dec. 31, 2025 financial results from continuing operations
◦Comparable EBITDA of $11.0 billion compared to $10.0 billion in 2024
◦Segmented earnings of $8.0 billion compared to $8.0 billion in 2024
•TC Energy’s Board of Directors approved a 3.2 per cent increase in the quarterly common share dividend of $0.8775 per common share for the quarter ending March 31, 2026, equivalent to $3.51 on an annualized basis. This is the 26th consecutive year of dividend increase
•2026 outlook:
◦We expect our 2026 comparable EBITDA and comparable earnings per common share (EPS) outlooks to be higher than 2025
◦Comparable EBITDA is expected to be $11.6 to $11.8 billion
◦Capital expenditures are anticipated to be $6.0 to $6.5 billion prior to adjustments for non-controlling interests, or $5.5 to $6.0 billion of net capital expenditures.3

1 Comparable EBITDA, comparable earnings and comparable earnings per common share are non-GAAP measures used throughout this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measures are Segmented earnings, Net income attributable to common shares and Net income per common share, respectively. We do not forecast Segmented earnings. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
2 Prior year results have been recast to reflect the Liquids Pipelines business as a discontinued operation as a result of the Spinoff Transaction.
3 Net capital expenditures are adjusted for the portion attributed to non-controlling interests and is a supplementary financial measure used throughout this news release. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

Operational Highlights
•Canadian Natural Gas Pipelines deliveries averaged 27.2 Bcf/d, up five per cent compared to fourth quarter 2024 and set a new all-time delivery record of 33.2 Bcf on Jan. 22, 2026
◦Total NGTL system receipts averaged 15.5 Bcf/d, up two per cent compared to fourth quarter 2024
◦NGTL System deliveries set a new all-time delivery record of 18.3 Bcf on Jan. 22, 2026
◦Canadian Mainline Western receipts averaged 4.8 Bcf/d, up three per cent compared to fourth quarter 2024
•U.S. Natural Gas Pipelines daily average flows were 29.6 Bcf/d, up 9.5 per cent compared to fourth quarter 2024
◦U.S. Natural Gas Pipelines achieved an all-time delivery record of 39.9 Bcf on Jan. 29, 2026
◦Deliveries to LNG facilities averaged 3.9 Bcf/d, up 21 per cent compared to fourth quarter 2024, and set a new daily record of nearly 4.4 Bcf on Dec. 4, 2025
◦Achieved all-time delivery records on Columbia Gulf, GTN and Gillis Access in December 2025
•Mexico Natural Gas Pipelines flows in the fourth quarter averaged 2.7 Bcf/d, which was comparable to fourth quarter 2024 and equivalent to approximately 20 per cent of total Mexico gas demand in the fourth quarter
◦Deliveries to power generation facilities averaged 1.2 Bcf/d in fourth quarter 2025, up 11 per cent compared to fourth quarter 2024
•Bruce Power achieved 85.7 per cent availability in fourth quarter 2025, reflecting an extended planned outage on Unit 2. 2025 full year availability was 91 per cent and availability is expected to be in the low 90 per cent range for full year 2026
•Cogeneration power plant fleet achieved 89.5 per cent availability in fourth quarter 2025.
Project Highlights
•Sanctioned $0.6 billion of low risk, in-corridor expansion projects including:
◦$0.5 billion of expansion facilities as part of the Multi-Year Growth Plan (MYGP). The $0.5 billion of additional expansion projects is designed to deliver incremental growth on the NGTL System, with an expected in-service date in 2028. As at Dec. 31, 2025, approximately $1.1 billion of MYGP expansion facilities have received FID
◦A $0.1 billion equity contribution in support of a brownfield compression expansion project in the U.S. The project is expected to deliver a five times build multiple1 and has an anticipated in-service date in 2028
•On Jan. 9, 2026, we closed a successful non-binding expansion project open season on our Columbia Gas Transmission system for up to 0.5 Bcf/d of incremental capacity to serve the Columbus area, including New Albany. Strong market interest, driven by significant power load growth from data centre development, resulted in approximately 1.5 Bcf/d of total bids. We continue to advance commercial discussions with customers
•On Feb. 9, 2026, we launched a non-binding expansion project open season on our Crossroads Pipeline system for up to     1.5 Bcf/d of capacity. The potential Crossroads Expansion project would serve growing markets in Northern Indiana, Illinois, Iowa, and South Dakota, in response to recently announced power generation and data centre developments in the U.S. Midwest. The open season is expected to close in mid-March 2026
•The Cedar Link project is progressing ahead of schedule and tracking below the Board approved final investment decision budget of $1.2 billion
•The VR project on our Columbia system was placed in service in November 2025, with total project costs of approximately US$0.5 billion. The project is designed to provide incremental capacity from Greensville County, Virginia to delivery points in Norfolk, Virginia
•The WR project, providing mainline capacity to multiple points of delivery on our ANR System in Wisconsin, was placed into service in November 2025, with a total project cost of approximately US$0.7 billion.

1 Build multiple is a non-GAAP ratio calculated by dividing capital expenditures by comparable EBITDA. Please note our method for calculating build multiple may differ from methods used by other entities. Therefore, it may not be comparable to similar measures presented by other entities. For more information on non-GAAP measures and the supplementary financial measure, refer to the Non-GAAP and Supplementary financial measure section of this news release.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2025	2024	2025	2024

Income
Net income (loss) attributable to common shares from continuing operations	959	1,069	3,612	4,199
per common share – basic	$0.92	$1.03	$3.47	$4.05

Segmented earnings (losses)
Canadian Natural Gas Pipelines	564	506	2,164	2,016
U.S. Natural Gas Pipelines	1,110	918	3,927	4,053
Mexico Natural Gas Pipelines	377	214	1,186	929
Power and Energy Solutions	136	276	773	1,102
Corporate	1	(16)	(14)	(136)
Total segmented earnings (losses)	2,188	1,898	8,036	7,964

Comparable EBITDA from continuing operations
Canadian Natural Gas Pipelines	961	851	3,687	3,388
U.S. Natural Gas Pipelines	1,388	1,200	4,906	4,511
Mexico Natural Gas Pipelines	397	234	1,365	999
Power and Energy Solutions	217	341	1,008	1,214
Corporate	1	(7)	(14)	(63)
Comparable EBITDA from continuing operations	2,964	2,619	10,952	10,049
Depreciation and amortization	(719)	(639)	(2,769)	(2,535)
Interest expense included in comparable earnings	(874)	(836)	(3,409)	(3,176)
Allowance for funds used during construction	36	233	453	784
Foreign exchange gains (losses), net included in comparable earnings	29	(44)	96	(85)
Interest income and other	58	120	205	324
Income tax (expense) recovery included in comparable earnings	(266)	(168)	(1,112)	(772)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(175)	(163)	(643)	(620)
Preferred share dividends	(35)	(28)	(119)	(104)
Comparable earnings from continuing operations	1,018	1,094	3,654	3,865
Comparable earnings per common share from continuing operations	$0.98	$1.05	$3.51	$3.73

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2025	2024	2025	2024

Cash flows[1]
Net cash provided by operations[2]	1,894	2,084	7,346	7,696
Comparable funds generated from operations[2,3]	2,293	1,665	7,996	7,890
Capital spending[4]	1,643	2,307	6,337	7,904
Proceeds from sales of assets, net of transaction costs	—	—	—	791
Disposition of equity interest, net of transaction costs[5]	—	—	—	419
Dividends declared
per common share[6]	$0.85	$0.8225	$3.40	$3.7025
Basic common shares outstanding (millions)
– weighted average for the period	1,041	1,038	1,040	1,038
– issued and outstanding at end of period	1,041	1,039	1,041	1,039
1Includes continuing and discontinued operations.
2Includes nine months of Liquids earnings for the year ended December 31, 2024. Refer to the Discontinued Operations section for additional information.
3Comparable funds generated from operations is a non-GAAP measure used throughout this news release. This measure does not have any standardized meaning under GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. The most directly comparable GAAP measure is net cash provided by operations. For more information on non-GAAP measures, refer to the Non-GAAP and Supplementary financial measure section of this news release.
4Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. For the year ended December 31, 2024, Contributions to equity investments was net of Other distributions from equity investments of $3.1 billion in the Canadian Natural Gas Pipelines segment. Refer to Note 5, Segmented information, Note 10, Equity investments and Note 11, Loans with affiliates, of our 2025 Consolidated financial statements for additional information.
5Included in the Financing activities section of the Condensed consolidated statement of cash flows.
6Dividends declared in the fourth quarter 2024 and thereafter reflect TC Energy's proportionate allocation following the Spinoff Transaction.

CEO Message
This was a defining year for TC Energy. Our 2025 performance demonstrates the strength of our strategy and reflects disciplined execution against a clear set of strategic priorities. During a period marked by heightened geopolitical risks, trade policy uncertainty and market volatility, our utility‑like, low‑risk business model continues to prove resilient. With 98 per cent of comparable EBITDA underpinned by rate regulated or long-term take-or-pay contracts, we maintain limited commodity exposure and strong visibility to stable, long-term cash flows. For the three months ending Dec. 31, 2025, comparable EBITDA increased approximately 13 per cent, and segmented earnings increased by approximately 15 per cent compared to the same period in 2024. For the twelve months ending Dec. 31, 2025, comparable EBITDA increased approximately nine per cent and segmented earnings increased by approximately one per cent compared to the same period in 2024.
Our financial results are directly enabled by our strongest safety performance in the last five years. This focus is driving exceptional performance from our operations and has allowed us to set 15 delivery records across our systems in 2025. In the fourth quarter 2025 and early 2026, record power demand from data centres, coal-to-gas conversions and LNG exports drove all-time delivery records across our U.S. and Canadian Natural Gas Pipeline Systems of 39.9 Bcf and 33.2 Bcf, respectively. The strong availability and reliability of our assets enable us to consistently meet incremental customer demand and underscores the value of our commitment to safety and operational excellence.
In 2025 we successfully placed $8.3 billion of projects into service on time, over 15 per cent under budget – demonstrating our ongoing commitment to project execution excellence. During the fourth quarter, we placed critical infrastructure projects into service, including the VR project on our Columbia system and the WR project on our ANR system in Wisconsin. Following our ninth consecutive year of fully contracted storage capacity, we added incremental value by placing the ANR Storage Optimization project into service. This enhancement expands our ability to respond to rising power generation demand in the U.S. Midwest, strengthening system flexibility and reinforcing the long‑term value of our storage portfolio. Looking ahead to 2026, we continue to expect to place approximately $4 billion of capital into service. This includes the Bison XPress Project on our Northern Border Pipeline, the remainder of the Valhalla North and Berland River Project on the NGTL System, as well as Bruce Power Unit 3 as part of the MCR program. Bruce Power’s consistent and strong track record of execution continue to position the asset to deliver stable, enduring value while meeting Ontario’s growing need for affordable, non-emitting, reliable power.
Strong results and consistent delivery on our capital program continue to strengthen our financial position and enhance our flexibility. We remain on track to deliver our long-term debt-to-EBITDA1 target. We believe this continued discipline positions us to capture meaningful growth opportunities emerging from our differentiated exposure to the fastest growing segments of the energy market – natural gas and power. Our outlook for North American natural gas demand expects an increase of 45 Bcf/d to approximately 170 Bcf/d between 2025 and 2035, driven by LNG exports, rising power generation and increasing reliability needs from local distribution companies. Building on these favourable underlying fundamentals, we are advancing opportunities to deploy capital and unlock incremental value across our existing footprint.
As commercial discussions advance across a diverse set of high-quality opportunities, we remain confident in our ability in 2026 to fully allocate $6 billion of net annual capital expenditures through 2030 and have greater visibility to potentially surpass this level of investment in the latter part of the decade. We will remain disciplined in our capital allocation, targeting build multiples in the five to seven times range, and continue to de-risk these opportunities ahead of sanctioning. This further strengthens our conviction in announcing additional projects in 2026.
Reflecting the sustained increase in natural gas demand, in the fourth quarter we sanctioned $0.6 billion of in-corridor projects that strengthen the long-term visibility of our growth profile and exemplify our disciplined approach to capital allocation. Building on this progress, we are also advancing early-stage commercial initiatives supported by growing market interest. On Jan. 9, 2026, we successfully closed a non-binding expansion project open season on our Columbia Gas
1 Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. For more information on non-GAAP measures, refer to the non-GAAP measures of this news release. These measures do not have any standardized meaning under GAAP and therefore are unlikely to be comparable to similar measures presented by other companies.

Transmission system for up to 0.5 Bcf/d of incremental capacity to serve the Columbus area, including New Albany. Robust demand from power‑load growth driven by data centres resulted in approximately 1.5 Bcf/d of total bids – three times the proposed project capacity – highlighting the strength of the market and the value of our strategic footprint. In addition, on Feb. 9, 2026, we launched a non-binding expansion project open season on our Crossroads Pipeline system for up to     1.5 Bcf/d of capacity. The potential Crossroads Expansion project would serve growing markets in Northern Indiana, Illinois, Iowa, and South Dakota, in response to recently announced power generation and data centre developments in the U.S. Midwest. The open season is expected to close in mid-March 2026. These developments reinforce our visibility into durable, long-term value creation.
Through disciplined capital allocation and consistent project execution, TC Energy has built a differentiated portfolio supported by diversified, low-risk growth opportunities that extend through the end of the decade and beyond. As we turn to 2026, we will build on this momentum with the same discipline that delivered results in 2025. Our priorities remain unchanged: delivering solid growth, low risk and repeatable performance by maximizing the value of our assets through safety and operational excellence, executing our selective portfolio of growth projects, and ensuring financial strength and agility.
Dividends
Consistent with our outlook, TC Energy’s Board of Directors approved a 3.2 per cent increase in the quarterly common share dividend of $0.8775 per common share for the quarter ending March 31, 2026, equivalent to $3.51 on an annualized basis. The common share dividend is payable on April 30, 2026, to shareholders of record at the close of business on March 31, 2026. This marks the 26th consecutive year of dividend increase.
The Board of Directors also declared dividends on the outstanding Cumulative First Preferred Shares (preferred shares). Information related to the preferred shares dividends are available on our website under TC Energy – Shareholder Information.

Teleconference and Webcast
We will hold a teleconference and webcast on Friday, Feb. 13th at 6:30 a.m. (MT) / 8:30 a.m. (ET) to discuss our fourth quarter 2025 financial results. Presenters will include François Poirier, President and Chief Executive Officer; Sean O'Donnell, Executive Vice-President and Chief Financial Officer; and other members of the executive leadership team.
Members of the investment community and other interested parties are invited to participate by calling 1-833-752-3826 (Canada/U.S. toll free) or 1-647-846-8864 (International toll). No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call.
A live webcast of the teleconference will be available on TC Energy's website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/14392. The webcast will be available for replay following the meeting.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight ET on Friday, Feb. 20, 2026. Please call 1-855-669-9658 (Canada/U.S. toll free) or 1-412-317-0088 (International toll) and enter passcode 2190660.
The audited annual consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.
About TC Energy
We are a leader in North American energy infrastructure, spanning Canada, the U.S. and Mexico. Every day, our dedicated team proudly connects the world to the energy it needs, moving over 30 per cent of the cleaner-burning natural gas used across the continent. Complemented by strategic ownership and low-risk investments in power generation, our infrastructure fuels industries and generates affordable, reliable and sustainable power across North America, while enabling LNG exports to global markets.
Our business is based on the connections we make. By partnering with communities, businesses and leaders across our extensive energy network, we unlock opportunity today and for generations to come.
TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate" or other similar words. Forward-looking statements in this document may include, but are not limited to, statements related to expectations with respect to expected comparable EBITDA, comparable earnings in total and per common share and the sources and drivers thereof, expectations regarding financial ratio targets, expectations with respect to anticipated capital expenditures and net capital expenditures and the timing thereof, expectations with respect to identified approved projects, expectations regarding future project announcements and the timing thereof; including associated capital expenditures, timelines, and outcomes, expectations with respect to completed projects and expected impacts thereof, expectations with respect to our ability to deploy capital at targeted build multiples and achieve expected returns on invested capital, expectations with respect to the approximate value of projects to be placed in-service in 2026 and subsequent years, expectations with respect to our strategic priorities, and the execution thereof, expectations with respect to our ability to maximize the value of our assets through safety and operational excellence, expected cost and schedules for planned projects, including projects under construction and in development and the associated capital expenditures, expectations about energy demand levels and drivers thereof, expectations regarding the competitive positioning and long-term value contribution of specific assets and our ability to capture growth opportunities, expectations about our ability to execute our identified portfolio of growth projects and ensure financial strength and agility, our ability to deliver low-risk, solid growth and repeatable performance, expected industry, market and economic conditions, and ongoing trade negotiations, including their expected impact on our business, customers and suppliers. Our forward-looking information is subject to important risks and uncertainties and is based on certain key assumptions. Forward-looking statements and future-oriented financial information in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and the 2025 Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov and the "Forward-looking information" section of our Report on Sustainability which is available on our website at www.TCEnergy.com.

Non-GAAP and Supplementary Financial Measure
This release contains references to the following non-GAAP measures: comparable EBITDA, comparable earnings, comparable earnings per common share and comparable funds generated from operations. It also contains references to debt-to-EBITDA, a non-GAAP ratio, which is calculated using adjusted debt and adjusted comparable EBITDA, each of which are non-GAAP measures. These non-GAAP measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These non-GAAP measures are calculated by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. These comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. Refer to: (i) each business segment and the discontinued operations section for a reconciliation of comparable EBITDA to segmented earnings (losses); (ii) Consolidated results section and the discontinued operations section for reconciliations of comparable earnings and comparable earnings per common share to Net income attributable to common shares and Net income per common share, respectively; and (iii) Financial condition section for a reconciliation of comparable funds generated from operations to Net cash provided by operations. Refer to the Non-GAAP Measures section of the MD&A in our most recent quarterly report for more information about the non-GAAP measures we use. The MD&A is included with, and forms part of, this release. The MD&A can be found on SEDAR+ at www.sedarplus.ca under TC Energy's profile.
With respect to non-GAAP measures used in the calculation of debt-to-EBITDA, adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-term debt, Current portion of long-term debt and Junior subordinated notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior subordinated notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as the sum of comparable EBITDA from continuing operations and comparable EBITDA from discontinued operations excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of (income) loss from equity investments and a Loan from affiliate as reported in our Consolidated statement of cash flows which we believe is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. Beginning in 2025, we entered into a subordinated demand revolving credit facility to borrow funds from the Sur de Texas joint venture and received proceeds totaling $111 million during the year. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. See the Reconciliation section for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended Dec. 31, 2023, 2024 and 2025.
This release contains references to build multiple, which is non-GAAP ratio which is calculated using capital expenditures and comparable EBITDA, of which comparable EBITDA is a non-GAAP measure. We believe build multiple provides investors with a useful measure to evaluate capital projects.
This release also contains references to net capital expenditures, which is a supplementary financial measure. Net capital expenditures represent capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.

Reconciliation
The following is a reconciliation of adjusted debt and adjusted comparable EBITDA1.

	year ended December 31
(millions of Canadian $)	2025	2024	2023

Reported total debt	60,086	59,366	63,201
Management adjustments:
Debt treatment of preferred shares[2]	1,128	1,250	1,250
Equity treatment of junior subordinated notes[3]	(6,047)	(5,524)	(5,144)
Cash and cash equivalents	(168)	(801)	(3,678)
Operating lease liabilities	431	511	457
Adjusted debt	55,430	54,802	56,086

Comparable EBITDA from continuing operations[4]	10,952	10,049	9,472
Comparable EBITDA from discontinued operations[4]	—	1,145	1,516
Operating lease cost	112	117	105
Distributions received in excess of (income) loss from equity investments	342	67	(123)
Loan from affiliate	111	—	—
Adjusted Comparable EBITDA	11,517	11,378	10,970

Adjusted Debt/Adjusted Comparable EBITDA[1]	4.8	4.8	5.1
1    Adjusted debt and adjusted comparable EBITDA are non-GAAP measures. The calculations are based on management methodology. Individual rating agency calculations will differ.
2    50 per cent debt treatment on $2.3 billion of preferred shares as of Dec. 31, 2025.
3    50 per cent equity treatment on $12.1 billion of junior subordinated notes as of Dec. 31, 2025. U.S. dollar-denominated notes translated at         Dec. 31, 2025, USD/CAD foreign exchange rate of 1.37.
4    Comparable EBITDA from continuing operations and Comparable EBITDA from discontinued operations are non-GAAP financial measures. See the Forward-looking information and Non-GAAP measures sections in our 2025 Annual Report for more information. Comparable EBITDA from discontinued operations represents nine months of Liquids Pipelines earnings in 2024 compared to a full year of earnings in 2023. Refer to the Discontinued operations section in our 2024 Annual Report for additional information.

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Fourth quarter 2025
On October 1, 2024, TC Energy completed the spinoff of its Liquids Pipelines business into a new public company, South Bow Corporation (South Bow) (the Spinoff Transaction). Upon completion of the Spinoff Transaction, the Liquids Pipelines business was accounted for as a discontinued operation. To allow for a meaningful comparison, discussions throughout this news release are based on continuing operations unless otherwise noted. Refer to the Discontinued operations section for additional information.
FORWARD-LOOKING INFORMATION
We disclose forward-looking information to help the reader understand management's assessment of our future plans and financial outlook and our future prospects overall.
Statements that are forward looking are based on certain assumptions and on what we know and expect today and generally include words like anticipate, expect, believe, may, will, should, estimate or other similar words.
Forward-looking statements in this news release include information about the following, among other things:
•our financial and operational performance, including the performance of our subsidiaries
•expectations about strategies and goals for growth and expansion, including acquisitions
•expected cash flows and future financing options available along with portfolio management
•expectations regarding the size, structure, timing, conditions and outcome of ongoing and future transactions
•expected dividend growth
•expected access to and cost of capital
•expected energy demand levels
•expected costs and schedules for planned projects, including projects under construction and in development
•expected capital expenditures, contractual obligations, commitments and contingent liabilities, including environmental remediation costs
•expected regulatory processes and outcomes
•expected outcomes with respect to legal proceedings, including arbitration and insurance claims
•expected impact of future tax and accounting changes
•commitments and targets contained in our Report on Sustainability, including statements related to our GHG emissions reduction targets, such as our methane emissions intensity target
•expected industry, market and economic conditions, and ongoing trade negotiations, including their impact on our customers and suppliers.
Forward-looking statements do not guarantee future performance. Actual events and results could be significantly different because of assumptions, risks or uncertainties related to our business or events that happen after the date of this news release.
Our forward-looking information is based on the following key assumptions and subject to the following risks and uncertainties:
Assumptions
•realization of expected impacts from acquisitions and divestitures
•regulatory decisions and outcomes
•planned and unplanned outages and the utilization of our pipelines, power and storage assets
•integrity and reliability of our assets
•anticipated construction costs, schedules and completion dates
•access to capital markets, including portfolio management
TC Energy Fourth Quarter News Release 2025 | 1

•expected industry, market and economic conditions, including the impact of these on our customers and suppliers
•inflation rates, commodity and labour prices
•interest, tax and foreign exchange rates
•nature and scope of hedging.
Risks and uncertainties
•realization of expected impacts from acquisitions and divestitures
•our ability to successfully implement our strategic priorities and whether they will yield the expected benefits
•our ability to implement a capital allocation strategy aligned with maximizing shareholder value
•operating performance of our pipelines, power generation and storage assets
•amount of capacity sold and rates achieved in our pipeline businesses
•amount of capacity payments and revenues from power generation assets due to plant availability
•production levels within supply basins
•construction and completion of capital projects
•cost, availability of, and inflationary pressures on, labour, equipment and materials
•availability and market prices of commodities
•access to capital markets on competitive terms
•interest, tax and foreign exchange rates
•performance and credit risk of our counterparties
•regulatory decisions and outcomes of legal proceedings, including arbitration and insurance claims
•our ability to effectively anticipate and assess changes to government policies and regulations, including those related to the environment
•our ability to realize the value of tangible assets and contractual recoveries
•competition in the businesses in which we operate
•unexpected or unusual weather
•acts of civil disobedience
•cybersecurity and technological developments
•sustainability-related risks including climate-related risks and the impact of energy transition on our business
•economic and political conditions, and ongoing trade negotiations in North America, as well as globally
•global health crises, such as pandemics and epidemics, and the impacts related thereto.
You can read more about these factors and others in reports we have filed with the Canadian securities regulators and the SEC, including the Management's discussion and analysis (MD&A) of our 2025 Annual Report.
As actual results could vary significantly from the forward-looking information, you should not put undue reliance on     forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking statements due to new information or future events unless we are required to by law.
FOR MORE INFORMATION
You can find more information about TC Energy in our Annual Information Form and other disclosure documents, which are available on SEDAR+ (www.sedarplus.ca).
2 | TC Energy Fourth Quarter News Release 2025

Fourth quarter 2025 financial highlights
We use certain financial measures that do not have a standardized meaning under GAAP because we believe they improve our ability to compare results between reporting periods and enhance understanding of our operating performance. Known as non-GAAP measures, they may not be comparable to similar measures provided by other companies.
Comparable EBITDA, comparable earnings and comparable earnings per common share from continuing and discontinued operations and comparable funds generated from operations are all non-GAAP measures. Refer to page 6 for more information about the non-GAAP measures we use, as well as the Financial results section in each business segment and Discontinued operations sections for reconciliations to the most directly comparable GAAP measures.
Discussions throughout this news release are based on continuing operations unless otherwise noted.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2025	2024	2025	2024

Income
Revenues	4,168	3,577	15,239	13,771

Net income (loss) attributable to common shares	980	971	3,400	4,594
from continuing operations	959	1,069	3,612	4,199
from discontinued operations[1]	21	(98)	(212)	395

Net income (loss) per common share – basic	$0.94	$0.94	$3.27	$4.43
from continuing operations	$0.92	$1.03	$3.47	$4.05
from discontinued operations[1]	$0.02	($0.09)	($0.20)	$0.38

Comparable EBITDA[2]	2,964	2,619	10,952	11,194
from continuing operations	2,964	2,619	10,952	10,049
from discontinued operations[1]	—	—	—	1,145

Comparable earnings[2]	1,018	1,094	3,654	4,430
from continuing operations	1,018	1,094	3,654	3,865
from discontinued operations[1]	—	—	—	565

Comparable earnings per common share[2]	$0.98	$1.05	$3.51	$4.27
from continuing operations	$0.98	$1.05	$3.51	$3.73
from discontinued operations[1]	—	—	—	$0.54

Dividends declared
per common share[3]	$0.85	$0.8225	$3.40	$3.7025

Basic common shares outstanding (millions)
– weighted average for the period	1,041	1,038	1,040	1,038
– issued and outstanding at end of period	1,041	1,039	1,041	1,039
1Represents nine months of Liquids Pipelines earnings for the year ended December 31, 2024. Refer to the Discontinued operations section for additional information.
2Additional information on the most directly comparable GAAP measure can be found in the Non-GAAP measures section.
3Dividends declared in the fourth quarter 2024 and thereafter reflect TC Energy's proportionate allocation following the Spinoff Transaction. Refer to the Discontinued operations section for additional information.
TC Energy Fourth Quarter News Release 2025 | 3

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Cash flows[1]
Net cash provided by operations[2]	1,894	2,084	7,346	7,696
Comparable funds generated from operations[2,3]	2,293	1,665	7,996	7,890
Capital spending[4]	1,643	2,307	6,337	7,904
Proceeds from sales of assets, net of transaction costs	—	—	—	791
Disposition of equity interest, net of transaction costs[5]	—	—	—	419
1Includes continuing and discontinued operations.
2Includes nine months of Liquids Pipelines earnings for the year ended December 31, 2024. Refer to the Discontinued operations section for additional information.
3Additional information on the most directly comparable GAAP measure can be found in the Non-GAAP measures section.
4Capital spending reflects cash flows associated with our Capital expenditures, Capital projects in development and Contributions to equity investments. For the year ended December 31, 2024, Contributions to equity investments were net of Other distributions from equity investments of $3.1 billion in the Canadian Natural Gas Pipelines segment. Refer to Note 5, Segmented information, Note 10, Equity investments and Note 11, Loans with affiliates in the Consolidated financial statements of our 2025 Annual Report and the Segmented information of our Condensed consolidated financial statements for additional information.
5Included in the Financing activities section of the Condensed consolidated statement of cash flows.
4 | TC Energy Fourth Quarter News Release 2025

Consolidated results

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2025	2024	2025	2024

Canadian Natural Gas Pipelines	564	506	2,164	2,016
U.S. Natural Gas Pipelines	1,110	918	3,927	4,053
Mexico Natural Gas Pipelines	377	214	1,186	929
Power and Energy Solutions	136	276	773	1,102
Corporate	1	(16)	(14)	(136)
Total segmented earnings (losses)	2,188	1,898	8,036	7,964
Interest expense	(873)	(679)	(3,407)	(3,019)
Allowance for funds used during construction	36	233	453	784
Foreign exchange gains (losses), net	15	(69)	157	(147)
Interest income and other	58	120	205	324
Income (loss) from continuing operations before income taxes	1,424	1,503	5,444	5,906
Income tax (expense) recovery from continuing operations	(263)	(223)	(1,138)	(922)
Net income (loss) from continuing operations	1,161	1,280	4,306	4,984
Net income (loss) from discontinued operations, net of tax[1]	21	(98)	(212)	395
Net income (loss)	1,182	1,182	4,094	5,379
Net (income) loss attributable to non-controlling interests	(167)	(183)	(575)	(681)
Net income (loss) attributable to controlling interests	1,015	999	3,519	4,698
Preferred share dividends	(35)	(28)	(119)	(104)
Net income (loss) attributable to common shares	980	971	3,400	4,594
Net income (loss) per common share – basic	$0.94	$0.94	$3.27	$4.43
from continuing operations	$0.92	$1.03	$3.47	$4.05
from discontinued operations[1]	$0.02	($0.09)	($0.20)	$0.38
1Represents nine months of Liquids Pipelines earnings for the year ended December 31, 2024. Refer to the Discontinued operations section for additional information.

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Amounts attributable to common shares
Net income (loss) from continuing operations	1,161	1,280	4,306	4,984
Net (income) loss attributable to non-controlling interests	(167)	(183)	(575)	(681)
Net income (loss) attributable to controlling interests from continuing operations	994	1,097	3,731	4,303
Preferred share dividends	(35)	(28)	(119)	(104)
Net income (loss) attributable to common shares from continuing operations	959	1,069	3,612	4,199
Net income (loss) from discontinued operations, net of tax[1]	21	(98)	(212)	395
Net income (loss) attributable to common shares	980	971	3,400	4,594
1Represents nine months of Liquids Pipelines earnings for the year ended December 31, 2024. Refer to the Discontinued operations section for additional information.
Net income (loss) attributable to common shares from continuing operations decreased by $110 million or $0.11 per common share for the three months ended December 31, 2025 compared to the same period in 2024.
TC Energy Fourth Quarter News Release 2025 | 5

NON-GAAP MEASURES
This news release references non-GAAP measures, which are identified in the table below. These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities. These measures are reviewed regularly by our President and Chief Executive Officer, management and the Board of Directors in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors and other external users of our financial statements as a supplemental measure to provide decision-useful information regarding our period-over-period performance and ability to generate earnings that are core to our ongoing operations. Discussions throughout this news release on the factors impacting comparable earnings before interest, taxes, depreciation and amortization (comparable EBITDA) and comparable earnings before interest and taxes (comparable EBIT) are consistent with the factors that impact segmented earnings, except where noted otherwise.
Comparable measures
We calculate comparable measures by adjusting certain GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision to adjust for a specific item in reporting comparable measures is subjective and made after careful consideration. We maintain a consistent approach to adjustments, which generally fall into the categories described below:
•by their nature are unusual, infrequent and separately identifiable from our normal business operations and in our view are not reflective of our underlying operations in the period and generally include the following:
◦gains or losses on sales of assets or assets held for sale; impairment of goodwill, plant, property and equipment, equity investments and other assets; legal, contractual and other infrequent settlements; acquisition, integration and restructuring costs; expected credit loss provisions on net investment in leases and certain contract assets in Mexico; impacts resulting from changes in legislation and enacted tax rates and unusual tax refunds/payments and valuation allowance adjustments
•unrealized gains and losses related to fair value adjustments that do not reflect realized earnings or losses or cash impacts incurred in the current period from our underlying operations and generally include the following:
◦unrealized gains and losses from changes in the fair value of derivatives related to financial and commodity price risk management activities; unrealized fair value adjustments related to our proportionate share of Bruce Power’s risk management activities and its funds invested for post-retirement benefits; unrealized foreign exchange gains and losses on intercompany loans that impact consolidated earnings.
The following table identifies our non-GAAP measures against their most directly comparable GAAP measures. These measures are applicable to our continuing and discontinued operations. Quantitative reconciliations of our comparable measures to their GAAP measures and a discussion of specific adjustments made for the three months and year ended December 31, 2025 and comparative periods can be found on pages 7 and 8, each business segment section and the Cash provided by operating activities section. Non-GAAP measures for discontinued operations are found in the Discontinued operations section on     page 31.

Non-GAAP measure	GAAP measure

comparable EBITDA	segmented earnings (losses)
comparable EBIT	segmented earnings (losses)
comparable earnings	net income (loss) attributable to common shares
comparable earnings per common share	net income (loss) per common share
funds generated from operations	net cash provided by operations
comparable funds generated from operations	net cash provided by operations
6 | TC Energy Fourth Quarter News Release 2025

Comparable EBITDA and comparable EBIT
Comparable EBITDA represents segmented earnings (losses) adjusted for specific items described in the Comparable measures section, excluding charges for depreciation and amortization. We use comparable EBITDA as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Comparable EBIT represents segmented earnings (losses) adjusted for specific items and is an effective tool for evaluating trends in each segment. Refer to each business segment and the Discontinued operations section for a reconciliation to segmented earnings (losses).
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. The components of changes in working capital are disclosed in the Consolidated financial statements of our 2025 Annual Report. Comparable funds generated from operations is adjusted for the cash impact of specific items described in the Comparable measures section. We believe funds generated from operations and comparable funds generated from operations are useful measures of our consolidated operating cash flows because they exclude fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and are used to provide a consistent measure of the     cash-generating ability of our businesses. Refer to the Cash provided by operating activities section for a reconciliation to         Net cash provided by operations.
Comparable earnings and comparable earnings per common share
Comparable earnings represents earnings attributable to common shareholders on a consolidated basis, adjusted for specific items described in the Comparable measures section. Comparable earnings is comprised of segmented earnings (losses), Interest expense, AFUDC, Foreign exchange (gains) losses, net, Interest income and other, Income tax expense (recovery), Net income (loss) attributable to non-controlling interests and Preferred share dividends on our Condensed consolidated statement of income, adjusted for specific items. We use comparable earnings as a measure of our earnings from ongoing operations as it is a useful indicator of our performance and is also presented on a consolidated basis. Refer to page 8 as well as the Discontinued operations section for reconciliations to Net income (loss) attributable to common shares and Net income (loss) per common share for our continuing operations and discontinued operations.
Comparable earnings and comparable earnings per common share - from continuing operations
The following specific items were recognized in Net income (loss) attributable to common shares from continuing operations and were excluded from comparable earnings from continuing operations:
Fourth quarter 2025 results
•a pre-tax impairment charge of $110 million for certain Power and Energy Solutions projects following our decision to discontinue development along with updated forecast assumptions as we refocus our Power and Energy Solutions strategy
•pre-tax unrealized foreign exchange losses, net, of $47 million on the peso-denominated intercompany loan between TransCanada PipeLines Limited (TCPL) and Transportadora de Gas Natural de la Huasteca (TGNH), net of non-controlling interest
•a pre-tax recovery of $4 million on the expected credit loss provision related to TGNH net investment in leases, net of     non-controlling interest as well as certain contract assets in Mexico.
Fourth quarter 2024 results
•a pre-tax net gain on debt extinguishment of $228 million related to the purchase and cancellation of certain senior unsecured notes and medium term notes and the retirement of outstanding callable notes in October 2024
•pre-tax unrealized foreign exchange gains, net of $143 million on the peso-denominated intercompany loan between TCPL and TGNH, net of non-controlling interest
•a pre-tax recovery of $3 million on the expected credit loss provision related to TGNH net investment in leases, net of     non-controlling interest as well as certain contract assets in Mexico
TC Energy Fourth Quarter News Release 2025 | 7

•a deferred income tax expense of $96 million resulting from the revaluation of remaining deferred tax balances following the Spinoff Transaction
•a pre-tax impairment charge of $36 million for a Power and Energy Solutions project following our decision to discontinue development as we refocus our Power and Energy Solutions strategy
•a pre-tax expense of $9 million related to Focus Project costs.
RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHARES TO COMPARABLE EARNINGS - FROM CONTINUING OPERATIONS

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2025	2024	2025	2024

Net income (loss) attributable to common shares from continuing operations	959	1,069	3,612	4,199
Specific items (pre tax):
Power and Energy Solutions impairment charges	110	36	110	36
Foreign exchange (gains) losses, net – intercompany loan[1]	47	(143)	89	(143)
Expected credit loss provision on net investment in leases and certain contract assets in Mexico[2]	(4)	(3)	75	(22)
Gain on sale of PNGTS	—	—	—	(572)
Net gain on debt extinguishment[3]	—	(228)	—	(228)
Gain on sale of non-core assets	—	—	—	(48)
Third-party settlement	—	—	—	34
Focus Project costs[4]	—	9	—	24
NGTL System ownership transfer costs	—	—	—	10
Bruce Power unrealized fair value adjustments	(4)	(2)	(30)	(8)
Risk management activities[5]	(87)	301	(228)	433
Taxes on specific items[6]	(3)	55	26	150
Comparable earnings from continuing operations	1,018	1,094	3,654	3,865
Net income (loss) per common share from continuing operations	$0.92	$1.03	$3.47	$4.05
Specific items (net of tax)	0.06	0.02	0.04	(0.32)
Comparable earnings per common share from continuing operations	$0.98	$1.05	$3.51	$3.73
1In 2023, TCPL and TGNH entered into an unsecured revolving credit facility. While the loan receivable and payable eliminate on consolidation, differences in each entity’s reporting currency create a net income impact from revaluing and translating these balances into TC Energy’s reporting currency. As the resulting unrealized foreign exchange gains and losses do not reflect amounts expected to be realized at settlement, we exclude them from comparable measures, net of non‑controlling interest.
2We have recognized an expected credit loss provision related to net investment in leases and certain contract assets in Mexico, which will fluctuate from period to period based on changing economic assumptions and forward-looking information. This provision is an estimate of losses that may occur over the duration of the TSA through 2055. This provision does not reflect losses or cash outflows that were incurred under this lease arrangement in the current period or from our underlying operations, and therefore, we have excluded any unrealized changes, net of non-controlling interest, from comparable measures. Refer to Note 27, Risk management and financial instruments, in the Consolidated financial statements of our 2025 Annual Report for additional information.
3In October 2024, TCPL commenced and completed our cash tender offers to purchase and cancel certain senior unsecured notes and medium term notes at a 7.73 per cent weighted average discount. In addition, we retired outstanding callable notes at par. These extinguishments of debt resulted in a pre-tax net gain of $228 million, primarily due to fair value discounts and unamortized debt issue costs. The net gain on debt extinguishment was recorded in Interest expense in the Condensed consolidated statement of income. Refer to Note 19, Long-term debt, in the Consolidated financial statements of our 2025 Annual Report for additional information.
4In 2024, we recognized expenses related to the Focus Project for external consulting and severance, some of which are not recoverable through regulatory and commercial tolling structures.
8 | TC Energy Fourth Quarter News Release 2025

5	Risk management activities	three months ended December 31		year ended December 31
	(millions of $)	2025	2024	2025	2024
	U.S. Natural Gas Pipelines	(8)	(37)	58	(113)
	Canadian Power	56	17	(16)	84
	U.S. Power	5	(2)	9	(10)
	Natural Gas Storage	(8)	(20)	(35)	(57)
	Interest rate	1	(71)	2	(71)
	Foreign exchange	41	(188)	210	(266)
		87	(301)	228	(433)
	Income tax attributable to risk management activities	(21)	72	(56)	105
	Total unrealized gains (losses) from risk management activities	66	(229)	172	(328)

6	Refer to the Corporate section for additional information.
COMPARABLE EBITDA TO COMPARABLE EARNINGS - FROM CONTINUING OPERATIONS
Comparable EBITDA from continuing operations represents segmented earnings (losses) from continuing operations adjusted for the specific items described on the previous page and excludes charges for depreciation and amortization. Refer to each business segment for further information on our reconciliation to comparable EBITDA.

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2025	2024	2025	2024

Canadian Natural Gas Pipelines	961	851	3,687	3,388
U.S. Natural Gas Pipelines	1,388	1,200	4,906	4,511
Mexico Natural Gas Pipelines	397	234	1,365	999
Power and Energy Solutions	217	341	1,008	1,214
Corporate	1	(7)	(14)	(63)
Comparable EBITDA from continuing operations	2,964	2,619	10,952	10,049
Depreciation and amortization	(719)	(639)	(2,769)	(2,535)
Interest expense included in comparable earnings	(874)	(836)	(3,409)	(3,176)
Allowance for funds used during construction	36	233	453	784
Foreign exchange gains (losses), net included in comparable earnings	29	(44)	96	(85)
Interest income and other	58	120	205	324
Income tax (expense) recovery included in comparable earnings	(266)	(168)	(1,112)	(772)
Net (income) loss attributable to non-controlling interests included in comparable earnings	(175)	(163)	(643)	(620)
Preferred share dividends	(35)	(28)	(119)	(104)
Comparable earnings from continuing operations	1,018	1,094	3,654	3,865
Comparable earnings per common share from continuing operations	$0.98	$1.05	$3.51	$3.73

TC Energy Fourth Quarter News Release 2025 | 9

Comparable EBITDA from continuing operations
Fourth quarter 2025 versus fourth quarter 2024
Comparable EBITDA from continuing operations increased by $345 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to the net result of the following:
•increased U.S. dollar-denominated EBITDA from U.S. Natural Gas Pipelines due to an increase in earnings from Columbia Gas as a result of higher transportation rates effective April 1, 2025, incremental earnings from projects placed in service, additional contract sales and higher realized earnings related to our U.S. natural gas marketing business
•increased U.S. dollar-denominated EBITDA from Mexico Natural Gas Pipelines mainly due to higher earnings in TGNH primarily related to the completion of the Southeast Gateway pipeline in second quarter 2025, partially offset by lower equity earnings from Sur de Texas as a result of peso-denominated financial exposure and higher income tax expense mainly related to foreign exchange impacts of U.S dollar-denominated liabilities
•increased EBITDA in Canadian Natural Gas Pipelines mainly due to higher flow-through depreciation and incentive earnings on the NGTL System and Mainline
•decreased Power and Energy Solutions EBITDA mainly attributable to lower net contributions from Bruce Power due to reduced generation primarily resulting from the Unit 4 Major Component Replacement (MCR), partially offset by a higher contract price; and lower realized power prices in Canadian Power, partially offset by lower business development costs
•a negative foreign exchange impact of a weaker U.S. dollar on the Canadian dollar equivalent comparable EBITDA in our U.S. dollar-denominated operations, which was translated at a rate of 1.39 in 2025 versus 1.40 in 2024. Refer to the     Foreign exchange section for additional information.
Due to the flow-through treatment of certain costs including depreciation, financial charges and income taxes in our Canadian rate-regulated pipelines, changes in these costs impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings from continuing operations
Fourth quarter 2025 versus fourth quarter 2024
Comparable earnings decreased by $76 million or $0.07 per common share for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to the net effect of the following:
•changes in comparable EBITDA described above
•lower AFUDC primarily due to the completion of the Southeast Gateway pipeline
•higher income tax expense primarily due to the impact of Mexico foreign exchange exposure and higher flow-through income taxes
•higher depreciation and amortization primarily due to higher depreciation rates on the NGTL System under the 2025-2029 Revenue Requirement Settlement (2025-2029 NGTL Settlement) and from Columbia Gas as a result of the Columbia Gas Settlement. Refer to U.S. Natural Gas Pipelines - Significant events section in the MD&A of our 2025 Annual Report for additional information
•lower interest income and other due to an increase in insurance-related provisions and lower interest earned on short-term investments
•higher interest expense due to lower realized gains on derivatives used to manage our interest rate risk, increased levels of short-term borrowing and long-term debt issuances and maturities
•higher net income attributable to non-controlling interests is primarily the result of higher net income recognized from the Columbia Gas and Columbia Gulf assets, partially offset by the net effect of higher tax expense, higher EBITDA and lower AFUDC in TGNH following Southeast Gateway pipeline's completion in second quarter 2025 and the overall impact of foreign exchange
•risk management activities used to manage our foreign exchange exposure to net liabilities in Mexico and to         U.S. dollar-denominated income and the revaluation of our peso-denominated net monetary liabilities to U.S. dollars.

10 | TC Energy Fourth Quarter News Release 2025

Supplementary financial measure
Net capital expenditures
Net capital expenditures represents capital costs incurred for growth projects, maintenance capital expenditures, contributions to equity investments and projects under development, adjusted for the portion attributed to non-controlling interests in the entities we control. Net capital expenditures reflect capital costs incurred during the period, excluding the impact of timing of cash payments. We use net capital expenditures as a key measure in evaluating our performance in managing our capital spending activities in comparison to our capital plan.
Net capital expenditures does not include an adjustment related to the CFE’s minority interest in TGNH capital expenditures until after the in-service of the projects included as part of the 2022 strategic alliance between TGNH and the CFE. The CFE’s contribution in second quarter 2024 to obtain a 13.01 per cent equity interest in TGNH included consideration of its proportionate share of required capital contributions for approved projects. Net capital expenditures will be adjusted for any new capital projects approved in TGNH going forward.
Outlook
Comparable EBITDA and comparable earnings
We expect our 2026 comparable EBITDA and our 2026 comparable earnings per common share to be higher than 2025 due to the net impact of the following:
•new projects anticipated to be placed in service in 2026, along with the full-year impact of projects placed in service in 2025
•higher revenue from the Columbia Gas settlement
•higher net generation from Bruce Power due to the return to service of Unit 3 from the MCR outage, partially offset by the commencement of the Unit 5 MCR outage
•higher depreciation due to the in-service of Canadian Natural Gas Pipelines and U.S. Natural Gas Pipelines projects
•lower AFUDC primarily due to Southeast Gateway pipeline in-service in 2025.
Consolidated capital expenditures
In 2025, we incurred approximately $5.9 billion in gross capital expenditures on our secured capital program and projects under development, as well as capitalized interest and AFUDC, where applicable. Net capital expenditures after adjusting for the capital expenditures attributable to the non-controlling interests of entities we control were approximately $5.3 billion.
Prior to adjustments for non-controlling interests, we expect to incur gross capital expenditures of approximately $6.0 to     $6.5 billion in 2026. We anticipate our net capital expenditures in 2026 to be approximately $5.5 to $6.0 billion.
The majority of our 2026 capital program is focused on the advancement of secured projects including U.S. Natural Gas Pipelines projects, NGTL System expansions, pipeline projects in Mexico, Bruce Power MCR programs and normal course maintenance capital expenditures.
Refer to the Outlook section in each business segment for additional details on expected earnings and capital expenditures for 2026.
TC Energy Fourth Quarter News Release 2025 | 11

Capital program
We are developing quality projects under our capital program. These long-life infrastructure assets are supported by     long-term commercial arrangements with creditworthy counterparties and/or regulated business models and are expected to generate growth in earnings and cash flows.
Our capital program consists of approximately $21 billion of secured projects that represent commercially supported, committed projects that are either under construction or are in, or preparing to commence the permitting stage.
Three years of maintenance capital expenditures for our businesses are included in the Secured projects table. Maintenance capital expenditures on our regulated Canadian and U.S. natural gas pipelines are added to rate base on which we have the opportunity to earn a return and recover these expenditures through current or future tolls, which is similar to our capacity capital projects on these pipelines.
During 2025, we placed approximately $8.3 billion of projects into service, which included natural gas pipeline capacity projects along our extensive North American asset footprint, including the Southeast Gateway pipeline, as well as progress on the Bruce Power life extension program. In addition, approximately $2.2 billion of maintenance capital expenditures were incurred in the period.
All projects are subject to cost and timing adjustments due to factors including weather, market conditions, route refinement, land acquisition, permitting conditions, scheduling and timing of regulatory permits, as well as other potential restrictions     and uncertainties, including inflationary pressures on labour and materials. Amounts exclude capitalized interest and AFUDC, where applicable.
12 | TC Energy Fourth Quarter News Release 2025

Secured projects
Estimated and incurred project costs referred to in the following table include 100 per cent of the capital expenditures related to projects within entities that we own or partially own and fully consolidate, as well as our share of equity contributions to fund projects within our equity investments.

	Expected in-service date	Estimated project cost		Project costs incurred December 31, 2025
(billions of Canadian $, unless otherwise noted)

Canadian Natural Gas Pipelines[1]
NGTL System	2026	0.5	[2]	0.4
	2027	0.4	[2]	—
	2028+	0.6	[2]	—
Regulated maintenance capital expenditures	2026-2028	2.6		—
U.S. Natural Gas Pipelines
Gillis Access – Extension	2026-2027	US 0.4		US 0.1
Heartland project	2027	US 0.9		US 0.1
Northwoods project	2029	US 0.9		—
Pulaski and Maysville projects	2029	US 0.8		—
Southeast Virginia Energy Storage project	2030	US 0.3		—
TCO Connector project	2030	US 0.3		—
Other capital[3]	2026-2031	US 1.9		US 0.4
Regulated maintenance capital expenditures	2026-2028	US 2.6		—
Mexico Natural Gas Pipelines
Villa de Reyes – South section[4]	—	US 0.4		US 0.3
Tula[5]	—	US 0.4		US 0.3
Power and Energy Solutions
Bruce Power – Unit 3 MCR	2026	1.1		1.1
Bruce Power – Unit 4 MCR[6]	2028	0.9		0.4
Bruce Power – Unit 5 MCR[6]	2030	1.1		0.2
Bruce Power – life extension[7]	2026-2031	1.5		0.7
Other
Non-recoverable maintenance capital expenditures[8]	2026-2028	0.5		—
		18.1		4.0
Foreign exchange impact on secured projects[9]		3.3		0.4
Total secured projects		21.4		4.4
1Our share of committed equity to fund the estimated cost of the Coastal GasLink - Cedar Link project is $37 million.
2Includes amounts related to projects within the Multi-Year Growth Plan (MYGP) that have received FID.
3Includes capital expenditures related to certain large-scope maintenance projects across our U.S. natural gas footprint due to their discrete nature for regulatory recovery.
4We are working with the CFE on completing the remaining section of the Villa de Reyes pipeline. The in-service date will be determined upon resolution of outstanding stakeholder issues.
5Estimated project cost as per contracts signed in 2022 as part of the TGNH strategic alliance between TC Energy and the CFE. We continue to evaluate the development and completion of the Tula pipeline, with the CFE, subject to a future FID and an updated cost estimate.
6Amounts are net of expected investment tax credits.
7Reflects amounts to be invested under the Asset Management program to 2027, other life extension projects and the incremental uprate initiative.
8Includes non-recoverable maintenance capital expenditures from all segments and is primarily related to our Power and Energy Solutions and Corporate assets.
9Reflects U.S./Canada foreign exchange rate of 1.37 at December 31, 2025.
TC Energy Fourth Quarter News Release 2025 | 13

Projects under development
In addition to our secured projects, we are pursuing a portfolio of quality projects in various stages of development across each of our business units. Projects under development have greater uncertainty with respect to timing and estimated project costs and are subject to company and regulatory approvals, unless otherwise noted. New growth opportunities will be assessed within our disciplined capital allocation framework in order to fit within our annual capital expenditure parameters. As these new opportunities advance and reach required milestones, they will be included in the Secured projects table.
Canadian Natural Gas Pipelines
We continue to focus on optimizing the utilization and value of our existing Canadian Natural Gas Pipelines assets, including sanctioned in-corridor expansions, providing connectivity to LNG export terminals, connecting growing WCSB gas supplies to domestic and export markets and other opportunities, including progressing our Multi-Year Growth Plan (MYGP). The MYGP is comprised of multiple distinct projects with various targeted in-service dates, subject to final company and regulatory approvals.
U.S. Natural Gas Pipelines
We are currently pursuing a variety of projects that are expected to replace, upgrade, expand and extend our U.S. Natural Gas Pipelines footprint. The enhanced facilities associated with these projects are expected to improve the reliability of our systems and provide additional transportation capacity under long-term contracts. We continue to see growing demand across multiple segments, driving potential expansion projects to support new natural gas-fired power generation, coal to natural gas conversions, LDC growth and data centres. Our footprint is well positioned to deliver natural gas supply through our existing utility customer base or by way of direct connections. Additional opportunities include direct and indirect interconnects to supply power to data centres, continued LNG development in proximity to our footprint and LDC peak day growth.
Power and Energy Solutions
Bruce Power
Life Extension Program
The continuation of Bruce Power’s life extension program will require the investment of our proportionate share of both the MCR program costs on Units 7 and 8 and the remaining Asset Management program costs, which continue beyond the completion of the MCR program in 2033, extending the life of Units 3 to 8 and the Bruce Power site to 2064. Preparation work for the Unit 7 and 8 MCRs is underway and future MCR investments will be subject to discrete decisions for each unit with specified off-ramps available to Bruce Power and the IESO.
Energy Solutions
Ontario Pumped Storage
With our prospective partners, Saugeen Ojibway Nation, we continue to advance the Ontario Pumped Storage Project, an energy storage facility located in Meaford, Ontario. The 1,000 MW project is expected to provide enough electricity to power one million homes for up to 11 hours, while enhancing the reliability and efficiency of Ontario's electricity system.
Using water and gravity, the project is like a natural battery that will store surplus electricity when demand is low and later redeploy it during periods of high demand. The project will support the planned buildout of Ontario’s nuclear fleet and can deliver Ontario’s clean nuclear power on demand.
In January 2025, the Ontario Government announced it was investing up to $285 million to advance pre-development work on the project. With this investment, the project is advancing critical development work, including the completion of a detailed cost estimate, the commencement of federal and provincial environmental assessments, advanced design and engineering and continued community engagement. It is expected that our Board of Directors, Saugeen Ojibway Nation and the Ontario Government will each make a final investment decision on the project following this pre-development work.
14 | TC Energy Fourth Quarter News Release 2025

Canadian Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented     earnings (losses) (the most directly comparable GAAP measure). Refer to page 6 for more information on non-GAAP measures we use.

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

NGTL System	661	596	2,586	2,393
Canadian Mainline	245	211	817	787
Other Canadian pipelines[1]	55	44	284	208
Comparable EBITDA	961	851	3,687	3,388
Depreciation and amortization	(397)	(345)	(1,523)	(1,382)
Comparable EBIT	564	506	2,164	2,006
Specific item:
Gain on sale of non-core assets	—	—	—	10
Segmented earnings (losses)	564	506	2,164	2,016
1Includes results from Foothills, Ventures LP, Great Lakes Canada and our proportionate share of income related to investments in Trans Québec & Maritimes (TQM) and Coastal GasLink, as well as general and administrative and business development costs related to our Canadian natural gas pipelines.
Canadian Natural Gas Pipelines segmented earnings increased by $58 million for the three months ended December 31, 2025 compared to the same period in 2024.
Net income for our rate-regulated Canadian natural gas pipelines is primarily affected by our approved ROE, investment base, the level of deemed common equity and incentive earnings. Comparable EBITDA is impacted by these factors, as well as changes in depreciation, financial charges and income taxes. These additional items do not have a significant impact on net income as they are almost entirely recovered in revenues on a flow-through basis.
NET INCOME AND AVERAGE INVESTMENT BASE

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Net income
NGTL System	207	190	804	775
Canadian Mainline	73	68	258	244
Average investment base
NGTL System			19,277	19,334
Canadian Mainline			3,762	3,697
Net income for the NGTL System increased by $17 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to higher incentive earnings. The NGTL System is currently operating under the         CER-approved 2025-2029 NGTL Settlement which commenced on January 1, 2025 and includes an approved ROE of     10.1 per cent on 40 per cent deemed common equity. This settlement provides the NGTL System with higher depreciation rates and the opportunity to further increase depreciation rates with an incentive if tolls fall below specified levels, or if growth projects are undertaken. It also includes incentive mechanisms to reduce both physical emissions and emission compliance costs, while also providing incentive for certain operating costs where variances from projected amounts and emissions savings are shared with customers.
TC Energy Fourth Quarter News Release 2025 | 15

Net income for the Canadian Mainline increased by $5 million for the three months ended December 31, 2025 compared to the same period in 2024 mainly due to higher incentive earnings. The Canadian Mainline is operating under the 2021-2026 Mainline Settlement which includes an approved ROE of 10.1 per cent on 40 per cent deemed common equity and an incentive to decrease costs and increase revenues on the pipeline under a beneficial sharing mechanism with our customers.
COMPARABLE EBITDA
Comparable EBITDA for Canadian Natural Gas Pipelines increased by $110 million for the three months ended December 31, 2025 compared to the same period in 2024 due to higher flow-through depreciation and income taxes as well as higher incentive earnings on the NGTL System and the Canadian Mainline.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by $52 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily reflecting higher depreciation rates on the NGTL System under the 2025-2029 NGTL Settlement and an increase in assets placed in service on the Canadian Mainline.
16 | TC Energy Fourth Quarter News Release 2025

U.S. Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2025	2024	2025	2024

Columbia Gas[1]	503	424	1,803	1,600
ANR	185	178	651	642
Columbia Gulf[1]	59	57	235	235
Great Lakes	49	56	191	204
GTN	76	50	263	188
PNGTS[1,2]	—	—	—	66
Other U.S. pipelines[3]	124	94	363	359
Comparable EBITDA	996	859	3,506	3,294
Depreciation and amortization	(194)	(175)	(743)	(697)
Comparable EBIT	802	684	2,763	2,597
Foreign exchange impact	316	271	1,106	959
Comparable EBIT (Cdn$)	1,118	955	3,869	3,556
Specific items:
Gain on sale of PNGTS	—	—	—	572
Gain on sale of non-core assets	—	—	—	38
Risk management activities	(8)	(37)	58	(113)
Segmented earnings (losses) (Cdn$)	1,110	918	3,927	4,053
1Includes non-controlling interest. Refer to the Corporate section for additional information.
2The sale of PNGTS was completed in August 2024.
3Reflects comparable EBITDA from our ownership in our mineral rights business (CEVCO), North Baja, Gillis Access, Tuscarora, Bison, Crossroads and our share of equity income from Northern Border, Iroquois, Millennium and Hardy Storage, our U.S. natural gas marketing business, as well as general and administrative and business development costs related to our U.S. natural gas pipelines.
U.S. Natural Gas Pipelines segmented earnings increased by $192 million for the three months ended December 31, 2025 compared to the same period in 2024 and included unrealized gains and losses from changes in the fair value of derivatives used in our U.S. natural gas marketing business which has been excluded from our calculation of comparable EBITDA and comparable EBIT.
A weaker U.S. dollar for the three months ended December 31, 2025 had a negative impact on the Canadian dollar equivalent segmented earnings from our U.S. dollar-denominated operations compared to the same period in 2024. Refer to the Foreign exchange section for additional information.
Earnings from our U.S. Natural Gas Pipelines operations are generally affected by contracted volume levels, volumes delivered and the rates charged, as well as by the cost of providing services. Columbia Gas and ANR results are also affected by the contracting and pricing of their natural gas storage capacity and incidental commodity sales. Natural gas pipeline and storage volumes and revenues are generally higher in the winter months because of the seasonal nature of the business.
TC Energy Fourth Quarter News Release 2025 | 17

Comparable EBITDA for U.S. Natural Gas Pipelines increased by US$137 million for the three months ended December 31, 2025 compared to the same period in 2024 and was primarily due to the net effect of:
•a net increase in earnings from Columbia Gas as a result of higher transportation rates effective April 1, 2025, pursuant to the Columbia Gas Settlement. Refer to the U.S. Natural Gas Pipelines - Significant events section in the MD&A of our 2025 Annual Report for additional information
•incremental earnings from projects placed in service, as well as increased earnings from additional contract sales on GTN
•higher realized earnings related to our U.S. natural gas marketing business primarily due to higher margins
•decreased earnings due to higher operational costs, reflective of increased system utilization across our footprint.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization increased by US$19 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to new projects placed in service and depreciation rate changes as a result of the Columbia Gas Settlement. Refer to the U.S. Natural Gas Pipelines - Significant events section in the MD&A of our 2025 Annual Report for additional information.
18 | TC Energy Fourth Quarter News Release 2025

Mexico Natural Gas Pipelines
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of US$, unless otherwise noted)	2025	2024	2025	2024

TGNH[1,2]	193	45	625	231
Sur de Texas[3]	28	56	79	220
Topolobampo	37	38	154	156
Guadalajara	12	12	57	56
Mazatlán	15	16	66	67
Comparable EBITDA	285	167	981	730
Depreciation and amortization	(17)	(16)	(69)	(67)
Comparable EBIT	268	151	912	663
Foreign exchange impact	105	60	357	244
Comparable EBIT (Cdn$)	373	211	1,269	907
Specific item:
Expected credit loss provision on net investment in leases and certain contract assets in Mexico[2]	4	3	(83)	22
Segmented earnings (losses) (Cdn$)	377	214	1,186	929
1Includes the operating sections of the Tamazunchale, Villa de Reyes, Tula and Southeast Gateway pipelines.
2Includes non-controlling interest. Refer to the Corporate section for additional information.
3Represents equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline.
Mexico Natural Gas Pipelines segmented earnings increased by $163 million for the three months ended December 31, 2025 compared to the same period in 2024 and included a recovery of $4 million (2024 – recovery of $3 million), on the expected credit loss provision related to the TGNH net investment in leases and certain contract assets in Mexico, which has been excluded from our calculation of comparable EBITDA and comparable EBIT.
A weaker U.S. dollar for the three months and year ended December 31, 2025 had a negative impact on the Canadian dollar equivalent segmented earnings from our U.S. dollar-denominated operations in Mexico compared to the same period in 2024. Refer to the Foreign exchange section for additional information.
Comparable EBITDA for Mexico Natural Gas Pipelines increased by US$118 million for the three months ended December 31, 2025 compared with the same period in 2024, due to the net effect of:
•higher earnings in TGNH due to the completion of the Southeast Gateway pipeline in second quarter 2025
•lower equity earnings from Sur de Texas primarily due to the foreign exchange impacts on the revaluation of peso-denominated liabilities as a result of a stronger Mexican peso and higher income tax expense mainly related to the foreign exchange impacts of U.S. dollar-denominated liabilities.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization was generally consistent for the three months ended December 31, 2025 compared to the same period in 2024. Under sales-type lease accounting, our in-service TGNH pipeline assets are derecognized from     Plant, property and equipment and recorded as a net investment in lease on our Condensed consolidated balance sheet with no depreciation expense being recognized.
TC Energy Fourth Quarter News Release 2025 | 19

Sur de Texas results
Sur de Texas results reflect equity income from our 60 per cent interest and fees earned from the construction and operation of the pipeline. We use foreign exchange derivatives to manage Sur de Texas' foreign exchange exposures, and the impact of these derivatives is recognized in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Foreign exchange section for additional information.
The following table details our proportionate share of equity income and the foreign exchange impact on Sur de Texas equity earnings from changes in the value of the Mexican peso against the U.S. dollar:

	three months ended December 31		year ended December 31
(millions of US$)	2025	2024	2025	2024

Equity income before foreign exchange impact	36	35	136	137
Foreign exchange impact included in equity earnings	(8)	21	(57)	83
Comparable EBITDA - Sur de Texas	28	56	79	220
20 | TC Energy Fourth Quarter News Release 2025

Power and Energy Solutions
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Bruce Power[1]	155	277	733	890
Canadian Power	36	54	181	273
Natural Gas Storage and other[2]	26	10	94	51
Comparable EBITDA	217	341	1,008	1,214
Depreciation and amortization	(28)	(26)	(113)	(101)
Comparable EBIT	189	315	895	1,113
Specific items:
Power and Energy Solutions impairment charges	(110)	(36)	(110)	(36)
Bruce Power unrealized fair value adjustments	4	2	30	8
Risk management activities	53	(5)	(42)	17
Segmented earnings (losses)	136	276	773	1,102
1Represents our share of equity income from Bruce Power.
2Includes non-controlling interest in the Fluvanna and Blue Cloud Wind Farms (Texas Wind Farms), which is comprised of Class A Membership Interests. Refer to the Corporate section for additional information.
Power and Energy Solutions segmented earnings decreased by $140 million for the three months ended December 31, 2025 compared to the same period in 2024 and included the following specific items which have been excluded from our calculation of comparable EBITDA and comparable EBIT:
•a pre-tax impairment charge in 2025 of $110 million (2024 - $36 million) for certain Power and Energy Solutions projects following our decision to discontinue development along with updated forecast assumptions as we refocus our Power and Energy Solutions strategy
•our proportionate share of Bruce Power's unrealized gains and losses on funds invested for post-retirement benefits and risk management activities
•unrealized gains and losses from changes in the fair value of derivatives used to reduce commodity exposures.
Comparable EBITDA for Power and Energy Solutions decreased by $124 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to the net effect of:
•lower Bruce Power contributions from reduced generation due to the Unit 4 MCR, planned Unit 2 outage in fourth quarter 2025 and increased operating costs, partially offset by a higher contract price. Refer to the Bruce Power results section for additional information
•decreased Canadian Power financial results primarily from lower realized power prices
•increased Natural Gas Storage and other is primarily due to lower business development costs.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization generally consistent for the three months ended December 31, 2025 compared to the same period in 2024.
TC Energy Fourth Quarter News Release 2025 | 21

BRUCE POWER
The following is our proportionate share of the components of comparable EBITDA and comparable EBIT.

	three months ended December 31		year ended December 31
(millions of $, unless otherwise noted)	2025	2024	2025	2024

Items included in comparable EBITDA and comparable EBIT are comprised of:
Revenues[1]	502	622	2,112	2,242
Operating expenses	(252)	(254)	(1,000)	(984)
Depreciation and other	(95)	(91)	(379)	(368)
Comparable EBITDA and comparable EBIT[2]	155	277	733	890
Bruce Power – other information
Plant availability[3,4]	86%	99%	91%	92%
Planned outage days[4]	76	—	152	160
Unplanned outage days	—	3	44	32
Sales volumes (GWh)[5]	4,500	6,057	19,126	22,209
Realized power price per MWh[6]	$111	$102	$109	$100
1Net of amounts recorded to reflect operating cost efficiencies shared with the IESO, if applicable.
2Represents our 48.3 per cent ownership interest and internal costs supporting our investment in Bruce Power. Excludes unrealized gains and losses on funds invested for post-retirement benefits and risk management activities.
3The percentage of time the plant was available to generate power, regardless of whether it was running.
4Excludes MCR outage days.
5Sales volumes include deemed generation, if applicable.
6Calculation based on actual and deemed generation. Realized power price per MWh includes realized gains and losses from contracting activities and cost flow-through items. Excludes unrealized gains and losses on contracting activities and non-electricity revenues.
Planned maintenance in 2025 was completed on Unit 5 in first quarter and on Unit 2 in fourth quarter. Planned maintenance in 2024 was completed in second quarter on Units 5 to 8.
On January 31, 2025, Unit 4 was removed from service to commence its MCR program, with a return to service expected in 2028.
22 | TC Energy Fourth Quarter News Release 2025

Corporate
The following is a reconciliation of comparable EBITDA and comparable EBIT (our non-GAAP measures) to segmented    earnings (losses) (the most directly comparable GAAP measure).

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Comparable EBITDA	1	(7)	(14)	(63)
Depreciation and amortization	—	—	—	(5)
Comparable EBIT	1	(7)	(14)	(68)
Specific items:
Third-party settlement	—	—	—	(34)
Focus Project costs	—	(9)	—	(24)
NGTL System ownership transfer costs	—	—	—	(10)
Segmented earnings (losses)	1	(16)	(14)	(136)
Corporate segmented earnings increased by $17 million for the three months ended December 31, 2025 compared to the same period in 2024. Corporate segmented losses included a pre-tax charge of $9 million for the three months ended December 31, 2024 related to Focus Project costs, which has been excluded from our calculation of comparable EBITDA and comparable EBIT.
Comparable EBITDA and EBIT for Corporate increased by $8 million for the three months ended December 31, 2025 compared to the same period in 2024.
INTEREST EXPENSE

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Interest expense on long-term debt and junior subordinated notes
Canadian dollar-denominated	(215)	(200)	(816)	(856)
U.S. dollar-denominated	(434)	(440)	(1,716)	(1,855)
Foreign exchange impact	(172)	(175)	(683)	(685)
	(821)	(815)	(3,215)	(3,396)
Other interest and amortization expense	(56)	(12)	(204)	(147)
Capitalized interest	3	(9)	10	191
Interest expense allocated to discontinued operations	—	—	—	176
Interest expense included in comparable earnings	(874)	(836)	(3,409)	(3,176)
Specific item:
Net gain on debt extinguishment	—	228	—	228
Risk management activities	1	(71)	2	(71)
Interest expense	(873)	(679)	(3,407)	(3,019)
TC Energy Fourth Quarter News Release 2025 | 23

Interest expense increased by $194 million for the three months ended December 31, 2025 compared to the same period in 2024. The following specific items have been removed from our calculation of interest expense included in comparable earnings:
•pre-tax net gain on debt extinguishment of $228 million was recorded related to the purchase and cancellation of certain senior unsecured notes and medium term notes and the retirement of outstanding callable notes in October 2024
•unrealized gains and losses on derivatives used to manage our interest rate risk.
Interest expense included in comparable earnings increased by $38 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to the net effect of:
•lower realized gains on derivatives used to manage our interest rate risk
•increased levels of short-term borrowing
•long-term debt issuances and maturities. Refer to Corporate - Financial condition section in the MD&A of our 2025 Annual Report for additional information.
ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Canadian dollar-denominated	14	9	51	34
U.S. dollar-denominated	16	159	284	546
Foreign exchange impact	6	65	118	204
Allowance for funds used during construction	36	233	453	784
AFUDC decreased by $197 million for the three months ended December 31, 2025 compared to the same period in 2024. The decrease in U.S. dollar-denominated AFUDC is mainly the result of the completion of the Southeast Gateway pipeline in second quarter 2025 and the suspension of AFUDC on the south section of the Villa de Reyes pipeline in first quarter 2025 due to ongoing construction delays on the project pending the resolution of outstanding stakeholder issues and U.S natural gas pipeline projects placed in service in 2025 compared to 2024.
FOREIGN EXCHANGE GAINS (LOSSES), NET

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Foreign exchange gains (losses), net included in comparable earnings	29	(44)	96	(85)
Specific items:
Foreign exchange gains (losses), net – intercompany loan[1]	(55)	163	(149)	204
Risk management activities	41	(188)	210	(266)
Foreign exchange gains (losses), net	15	(69)	157	(147)
1     Includes non-controlling interest. Refer to Net (income) loss attributable to non-controlling interests for additional information.
Foreign exchange gains (losses), net, changed by $84 million for the three months ended December 31, 2025 compared to the same period in 2024. The following specific items have been removed from our calculation of Foreign exchange gains (losses), net included in comparable earnings:
•unrealized foreign exchange gains and losses on the peso-denominated intercompany loan between TCPL and TGNH
•unrealized gains and losses from changes in the fair value of derivatives used to manage our foreign exchange risk.
24 | TC Energy Fourth Quarter News Release 2025

Foreign exchange gains (losses), net included in comparable earnings changed by $73 million for the three months ended December 31, 2025 compared to the same period in 2024. The changes were primarily due to the net effect of:
•risk management activities used to manage our foreign exchange exposure to net liabilities in Mexico and to U.S. dollar‑denominated income
•foreign exchange losses in 2025 compared to foreign exchange gains in 2024 on the revaluation of our peso-denominated net monetary liabilities to U.S. dollars.
INTEREST INCOME AND OTHER

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Canadian dollar-denominated	28	47	49	87
U.S. dollar-denominated	22	51	112	172
Foreign exchange impact	8	22	44	65
Interest income and other	58	120	205	324
Interest income and other decreased by $62 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to the net effect of:
•increased insurance-related provisions
•lower interest earned on Canadian and U.S. dollar-denominated short-term investments
•change in fair value of other restricted investments.
INCOME TAX (EXPENSE) RECOVERY

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Income tax (expense) recovery included in comparable earnings	(266)	(168)	(1,112)	(772)
Specific items:
Power and Energy Solutions impairment charges	25	9	25	9
Foreign exchange gains (losses), net – intercompany loan	—	10	(13)	10
Expected credit loss provision on net investment in leases and certain contract assets in Mexico	(2)	(1)	24	(7)
Revaluation of deferred tax balances	—	(96)	—	(96)
Net gain on debt extinguishment	—	(50)	—	(50)
Gain on sale of PNGTS	—	—	—	(116)
Gain on sale of non-core assets	—	—	—	15
Third-party settlement	—	—	—	8
Focus Project costs	—	2	—	6
NGTL System ownership transfer costs	—	—	—	(32)
Bruce Power unrealized fair value adjustments	—	(1)	(7)	(2)
Risk management activities	(20)	72	(55)	105
Income tax (expense) recovery	(263)	(223)	(1,138)	(922)
Income tax expense increased by $40 million for the three months ended December 31, 2025 compared to the same period in 2024. The income tax impacts on specified items referenced throughout the news release have been removed from our calculation of Income tax expense included in comparable earnings.
TC Energy Fourth Quarter News Release 2025 | 25

Income tax expense included in comparable earnings increased by $98 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to the impact of Mexico foreign exchange exposure and higher     flow-through income taxes, partially offset by a change in geographic and business mix of earnings.
NET (INCOME) LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

	Non-Controlling Interests Ownership at December 31, 2025	three months ended December 31		year ended December 31
(millions of $)		2025	2024	2025	2024

Columbia Gas and Columbia Gulf	40%	(178)	(155)	(631)	(571)
TGNH[1]	13.01%	(8)	(17)	(50)	(48)
Texas Wind Farms[2]	100%	11	9	38	29
PNGTS[3]	—	—	—	—	(30)
Net (income) loss attributable to non-controlling interests included in comparable earnings		(175)	(163)	(643)	(620)
Specific items:
Foreign exchange (gains) losses, net – intercompany loan		8	(20)	60	(61)
Expected credit loss provision on net investment in leases		—	—	8	—
Net (income) loss attributable to non-controlling interests		(167)	(183)	(575)	(681)
1    In second quarter 2024, the CFE became a partner in TGNH with a 13.01 per cent equity interest in TGNH.
2    Tax equity investors own 100 per cent of the Class A Membership Interests, to which a percentage of earnings, tax attributes and cash flows are allocated. We own 100 per cent of the Class B Membership Interests.
3    The sale of PNGTS was completed in August 2024.
Net income attributable to non-controlling interests decreased by $16 million for the three months ended December 31, 2025 compared to the same period in 2024 and included the following specific items which have been excluded from our calculation of Net (income) loss attributable to non-controlling interests included in comparable earnings:
•the non-controlling interest portion of the unrealized foreign exchange gains and losses on the TGNH peso-denominated intercompany loan payable to TCPL
•the expected credit loss provision related to the TGNH net investment in leases.
Net income attributable to non-controlling interests included in comparable earnings increased by $12 million for the three months ended December 31, 2025 compared to the same period in 2024 resulting from the net impact of higher net income recognized from the Columbia Gas and Columbia Gulf assets, partially offset by the net effect of higher tax expense, higher EBITDA and lower AFUDC in TGNH following Southeast Gateway pipeline's completion in second quarter 2025 and the overall impact of foreign exchange.
PREFERRED SHARE DIVIDENDS

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Preferred share dividends	(35)	(28)	(119)	(104)
Preferred share dividends increased by $7 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to the redemption of preferred shares in 2025, dividend rate resets on and conversions of certain series of preferred shares in 2025 and 2024. Refer to Note 24, Preferred Shares, in the Consolidated financial statements of our 2025 Annual Report for additional information.
26 | TC Energy Fourth Quarter News Release 2025

Foreign exchange
FOREIGN EXCHANGE RELATED TO U.S. DOLLAR-DENOMINATED OPERATIONS
Certain of our businesses generate all or most of their earnings in U.S. dollars and since we report our financial results in Canadian dollars, changes in the value of the U.S. dollar against the Canadian dollar directly affect our comparable EBITDA and may also impact comparable earnings. As our U.S. dollar-denominated operations continue to grow, this exposure increases. A portion of the U.S. dollar-denominated comparable EBITDA exposure is naturally offset by U.S. dollar-denominated amounts below comparable EBITDA within Depreciation and amortization, Interest expense and other income statement line items. A portion of the remaining exposure is actively managed on a rolling forward basis up to three years using foreign exchange derivatives; however, the natural exposure beyond that period remains. The net impact of the U.S. dollar movements on comparable earnings during the three months ended December 31, 2025 after considering natural offsets and economic hedges was not significant.
The components of our financial results denominated in U.S. dollars are set out in the table below, including our U.S. Natural Gas Pipelines and Mexico Natural Gas Pipelines operations. Comparable EBITDA is a non-GAAP measure.
PRE-TAX U.S. DOLLAR-DENOMINATED INCOME AND EXPENSE ITEMS – FROM CONTINUING OPERATIONS

	three months ended December 31		year ended December 31
(millions of US$)	2025	2024	2025	2024

Comparable EBITDA
U.S. Natural Gas Pipelines	996	859	3,506	3,294
Mexico Natural Gas Pipelines	285	167	981	730
	1,281	1,026	4,487	4,024
Depreciation and amortization	(211)	(191)	(812)	(764)
Interest expense on long-term debt and junior subordinated notes	(434)	(440)	(1,716)	(1,855)
Interest income and other	22	51	112	172
Interest expense allocated to discontinued operations	—	—	—	125
Allowance for funds used during construction	16	159	284	546
Net (income) loss attributable to non-controlling interests included in comparable earnings and other	(127)	(125)	(466)	(481)
	547	480	1,889	1,767
Average exchange rate – U.S. to Canadian dollars	1.39	1.40	1.40	1.37
FOREIGN EXCHANGE RELATED TO MEXICO NATURAL GAS PIPELINES
Changes in the value of the Mexican peso against the U.S. dollar can affect our comparable earnings as a portion of our Mexico Natural Gas Pipelines' monetary assets and liabilities are peso-denominated, while our financial results are denominated in U.S. dollars for our Mexico operations. These peso-denominated balances are revalued to U.S. dollars, creating foreign exchange gains and losses that are included in Income (loss) from equity investments, Foreign exchange (gains) losses, net and Net income (loss) attributable to non-controlling interests in the Condensed consolidated statement of income.
In addition, foreign exchange gains or losses calculated for Mexico income tax purposes on the revaluation of U.S. dollar‑denominated monetary assets and liabilities result in a peso-denominated income tax exposure for these entities, leading to fluctuations in Income from equity investments and Income tax expense. This exposure increases as our U.S. dollar‑denominated net monetary liabilities grow.
TC Energy Fourth Quarter News Release 2025 | 27

The above exposures are managed using foreign exchange derivatives, although some unhedged exposure remains. The impacts of the foreign exchange derivatives are recorded in Foreign exchange (gains) losses, net in the Condensed consolidated statement of income. Refer to the Other information – Financial risks and Financial instruments sections in the
MD&A of our 2025 Annual Report for additional information.
The period end exchange rates for one U.S. dollar to Mexican pesos were as follows:

December 31, 2025	18.00
December 31, 2024	20.87
December 31, 2023	16.91
A summary of the impacts of transactional foreign exchange gains and losses from changes in the value of the Mexican peso against the U.S. dollar and associated derivatives is set out in the table below:

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Comparable EBITDA - Mexico Natural Gas Pipelines[1]	(12)	30	(80)	115
Foreign exchange gains (losses), net included in comparable earnings	36	(21)	140	(53)
Income tax (expense) recovery included in comparable earnings	(13)	27	(89)	110
Net (income) loss attributable to non-controlling interests included in comparable earnings[2]	—	(3)	7	(11)
	11	33	(22)	161
1Includes the foreign exchange impacts from the Sur de Texas joint venture recorded in Income (loss) from equity investments in the Condensed consolidated statement of income.
2    Represents the non-controlling interest portion related to TGNH. Refer to the Corporate section for additional information.
28 | TC Energy Fourth Quarter News Release 2025

Financial condition
CASH PROVIDED BY OPERATING ACTIVITIES1,2

	three months ended December 31		year ended December 31
(millions of $)	2025	2024	2025	2024

Net cash provided by operations	1,894	2,084	7,346	7,696
Increase (decrease) in operating working capital	252	(512)	503	(199)
Funds generated from operations	2,146	1,572	7,849	7,497
Specific items:
South Bow settlement	147	—	147	—
Liquids Pipelines business separation costs, net of current income tax	—	85	—	185
Current income tax (recovery) expense on sale of PNGTS and non-core assets	—	—	—	148
Third-party settlement, net of current income tax	—	—	—	26
Focus Project costs, net of current income tax	—	8	—	21
NGTL System ownership transfer costs	—	—	—	10
Current income tax (recovery) expense on risk management activities	—	—	—	9
Current income tax (recovery) expense on Keystone XL asset impairment charge and other	—	—	—	(3)
Current income tax (recovery) expense on Keystone regulatory decisions	—	—	—	(3)
Comparable funds generated from operations	2,293	1,665	7,996	7,890
1    Includes continuing and discontinued operations.
2    Includes nine months of Liquids Pipelines earnings for the year ended December 31, 2024. Refer to the Discontinued operations section and our 2025 Annual Report for additional information.
Net cash provided by operations
Net cash provided by operations decreased by $190 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to the timing of working capital changes, partially offset by higher funds generated from operations.
Comparable funds generated from operations
Comparable funds generated from operations, a non-GAAP measure, helps us assess the cash generating ability of our businesses by excluding the timing effects of working capital changes, as well as the cash impact of our specific items.
Comparable funds generated from operations increased by $628 million for the three months ended December 31, 2025 compared to the same period in 2024 primarily due to higher comparable EBITDA and higher distributions from our equity investments.
TC Energy Fourth Quarter News Release 2025 | 29

Discontinued operations
On October 1, 2024, TC Energy completed the spinoff of its Liquids Pipelines business into a new public company, South Bow. Upon completion of the Spinoff Transaction, the Liquids Pipelines business was accounted for as a discontinued operation. Refer to Note 4, Discontinued operations, in the Consolidated financial statements of our 2025 Annual Report for additional information.
RESULTS FROM DISCONTINUED OPERATIONS1

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2025	2024	2025	2024

Segmented earnings (losses) from discontinued operations	(6)	(109)	(245)	716
Interest expense	—	—	—	(218)
Interest income and other	14	(10)	28	21
Income (loss) from discontinued operations before income taxes	8	(119)	(217)	519
Income tax (expense) recovery	13	21	5	(124)
Net income (loss) from discontinued operations, net of tax	21	(98)	(212)	395
Net income (loss) per common share from discontinued operations - basic	$0.02	($0.09)	($0.20)	$0.38
1    Represents nine months of Liquids Pipelines earnings for the year ended December 31, 2024.
Net income from discontinued operations, net of tax in the three months ended in December 31, 2025 was $21 million or $0.02 per common share (2024 - net loss of $98 million or loss of $0.09 per common share), an increase of $119 million or $0.11 per common share.
30 | TC Energy Fourth Quarter News Release 2025

NON-GAAP MEASURES
This news release references non-GAAP measures, which are described on page 6. These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be comparable to similar measures presented by other entities.
RECONCILIATION OF NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX TO COMPARABLE EARNINGS FROM DISCONTINUED OPERATIONS1

	three months ended December 31		year ended December 31
(millions of $, except per share amounts)	2025	2024	2025	2024

Net income (loss) from discontinued operations, net of tax	21	(98)	(212)	395
Specific items (pre tax):
South Bow settlement[2]	(8)	—	188	—
Keystone XL asset impairment charge and other	—	—	29	21
Liquids Pipelines business separation costs	—	85	—	197
Milepost 14 incremental costs	—	37	—	37
Keystone regulatory decisions	—	(3)	—	12
Risk management activities	—	—	—	(67)
Taxes related to specific items	(13)	(21)	(5)	(30)
Comparable earnings from discontinued operations	—	—	—	565
Net income (loss) per common share from discontinued operations	$0.02	($0.09)	($0.20)	$0.38
Specific items (net of tax)	(0.02)	0.09	0.20	0.16
Comparable earnings per common share from discontinued operations	—	—	—	$0.54
1Represents nine months of Liquids Pipelines earnings for the year ended December 31, 2024.
2A pre-tax recovery of $8 million for the three months ended December 31, 2025 resulting from the resolution reached in September 2025 under the Separation Agreement with South Bow.
COMPARABLE EBITDA TO COMPARABLE EARNINGS - FROM DISCONTINUED OPERATIONS1
Comparable EBITDA from discontinued operations represents segmented earnings (losses) from discontinued operations adjusted for the specific items described above, excluding charges for depreciation and amortization.

year ended December 31
(millions of $, except per share amounts)	2024

Comparable EBITDA from discontinued operations	1,145
Depreciation and amortization	(253)
Interest expense included in comparable earnings	(176)
Interest income and other included in comparable earnings	3
Income tax (expense) recovery included in comparable earnings	(154)
Comparable earnings from discontinued operations	565
Comparable earnings per common share from discontinued operations	$0.54
1    Represents nine months of Liquids Pipelines earnings in the year ended December 31, 2024.
TC Energy Fourth Quarter News Release 2025 | 31

Condensed consolidated statement of income

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $, except per share amounts)	2025	2024	2025	2024

Revenues
Canadian Natural Gas Pipelines	1,481	1,404	5,785	5,600
U.S. Natural Gas Pipelines	1,946	1,696	7,145	6,339
Mexico Natural Gas Pipelines	438	221	1,450	870
Power and Energy Solutions	301	248	845	954
Corporate	2	8	14	8
	4,168	3,577	15,239	13,771
Income (Loss) from Equity Investments	294	450	1,274	1,558
Operating and Other Expenses
Plant operating costs and other	1,276	1,201	4,619	4,413
Commodity purchases resold	55	82	208	217
Property taxes	224	207	881	820
Depreciation and amortization	719	639	2,769	2,535
	2,274	2,129	8,477	7,985
Net Gain (Loss) on Sale of Assets	—	—	—	620
Financial Charges
Interest expense	873	679	3,407	3,019
Allowance for funds used during construction	(36)	(233)	(453)	(784)
Foreign exchange (gains) losses, net	(15)	69	(157)	147
Interest income and other	(58)	(120)	(205)	(324)
	764	395	2,592	2,058
Income (Loss) from Continuing Operations before Income Taxes	1,424	1,503	5,444	5,906
Income Tax Expense (Recovery) from Continuing Operations
Current	143	176	367	495
Deferred	120	47	771	427
	263	223	1,138	922
Net Income (Loss) from Continuing Operations	1,161	1,280	4,306	4,984
Net Income (Loss) from Discontinued Operations, Net of Tax	21	(98)	(212)	395
Net Income (Loss)	1,182	1,182	4,094	5,379
Net income (loss) attributable to non-controlling interests	167	183	575	681
Net Income (Loss) Attributable to Controlling Interests	1,015	999	3,519	4,698
Preferred share dividends	35	28	119	104
Net Income (Loss) Attributable to Common Shares	980	971	3,400	4,594

Amounts Attributable to Common Shares
Net income (loss) from continuing operations	1,161	1,280	4,306	4,984
Net income (loss) attributable to non-controlling interests	167	183	575	681
Net income (loss) attributable to controlling interests from continuing operations	994	1,097	3,731	4,303
Preferred share dividends	35	28	119	104
Net income (loss) attributable to common shares from continuing operations	959	1,069	3,612	4,199
Net income (loss) from discontinued operations, net of tax	21	(98)	(212)	395
Net Income (Loss) Attributable to Common Shares	980	971	3,400	4,594

Net Income (Loss) per Common Share - Basic and Diluted
Continuing operations	$0.92	$1.03	$3.47	$4.05
Discontinued operations	$0.02	($0.09)	($0.20)	$0.38
	$0.94	$0.94	$3.27	$4.43
Weighted Average Number of Common Shares (millions)
Basic	1,041	1,038	1,040	1,038
Diluted	1,041	1,038	1,040	1,038
32 | TC Energy Fourth Quarter News Release 2025

Condensed consolidated statement of cash flows

	three months ended December 31		year ended December 31
(unaudited - millions of Canadian $)	2025	2024	2025	2024

Cash Generated from Operations
Net income (loss)	1,182	1,182	4,094	5,379
Depreciation and amortization	719	639	2,769	2,788
Deferred income taxes	107	96	766	493
(Income) loss from equity investments	(294)	(450)	(1,274)	(1,608)
Distributions received from operating activities of equity investments	525	332	1,616	1,675
Employee post-retirement benefits funding, net of expense	—	—	3	11
Equity allowance for funds used during construction	(29)	(153)	(320)	(512)
Unrealized (gains) losses on financial instruments	(102)	294	(235)	340
Expected credit loss provision	(5)	(3)	83	(22)
Foreign exchange (gains) losses, net – intercompany loan	55	(163)	149	(216)
Net (gain) loss on sale of assets	—	—	—	(620)
Asset impairment charges and other	—	—	29	21
Other	(12)	(202)	169	(232)
(Increase) decrease in operating working capital	(252)	512	(503)	199
Net cash provided by operations	1,894	2,084	7,346	7,696
Investing Activities
Capital expenditures	(1,346)	(1,640)	(5,270)	(6,308)
Capital projects in development	(4)	(9)	(16)	(50)
Contributions to equity investments	(293)	(3,795)	(1,051)	(4,683)
Other distributions from equity investments	—	3,147	5	3,686
Proceeds from sale of assets, net of transaction costs	—	—	—	791
Deferred amounts and other	—	(219)	(126)	(345)
Net cash (used in) provided by investing activities	(1,643)	(2,516)	(6,458)	(6,909)
Financing Activities
Notes payable issued (repaid), net	(1,161)	(80)	876	341
Long-term debt issued, net of issue costs	2,161	—	5,413	8,089
Long-term debt repaid	(2,087)	(7,611)	(6,116)	(9,273)
Junior subordinated notes issued, net of issue costs	502	—	2,545	1,465
Dividends on common shares	(884)	(996)	(3,507)	(3,953)
Dividends on preferred shares	(29)	(26)	(114)	(99)
Common shares issued, net of issue costs	17	67	104	88
Preferred shares redeemed	(250)	—	(250)	—
Distributions to non-controlling interests and other	(515)	(86)	(929)	(755)
Contributions from non-controlling interests	—	5	—	21
Cash received from factoring arrangement	250	—	351	—
Loan from affiliate	111	—	111	—
Disposition of equity interest, net of transaction costs	—	—	—	419
Cash transferred to South Bow, net of debt settlements	—	(244)	—	(244)
Gains (losses) on settlement of financial instruments	—	27	—	27
Net cash (used in) provided by financing activities	(1,885)	(8,944)	(1,516)	(3,874)
Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents	—	189	(5)	210
Increase (Decrease) in Cash and Cash Equivalents	(1,634)	(9,187)	(633)	(2,877)
Cash and Cash Equivalents - Beginning of period	1,802	9,988	801	3,678
Cash and Cash Equivalents - End of period	168	801	168	801
Includes continuing and discontinued operations. Refer to Note 4, Discontinued operations, in the Consolidated financial statements of our 2025 Annual Report, for additional information related to cash flows from discontinued operations.
TC Energy Fourth Quarter News Release 2025 | 33

Condensed consolidated balance sheet

(unaudited - millions of Canadian $)		December 31, 2025	December 31, 2024

ASSETS
Current Assets
Cash and cash equivalents		168	801
Accounts receivable		2,794	2,611
Inventories		782	747
Other current assets		2,375	1,339
Current assets of discontinued operations		197	235
		6,316	5,733
Plant, Property and Equipment	net of accumulated depreciation of $36,951 and $35,397, respectively	71,054	77,501
Net Investment in Leases		8,110	2,477
Equity Investments		11,358	10,636
Restricted Investments		3,502	2,998
Regulatory Assets		2,913	2,682
Goodwill		13,016	13,670
Other Long-Term Assets		2,482	2,410
Long-Term Assets of Discontinued Operations		—	136
		118,751	118,243
LIABILITIES
Current Liabilities
Notes payable		1,200	387
Accounts payable and other		5,274	5,297
Dividends payable		901	874
Accrued interest		858	828
Current portion of long-term debt		1,545	2,955
Current liabilities of discontinued operations		181	170
		9,959	10,511
Regulatory Liabilities		5,841	5,303
Other Long-Term Liabilities		1,034	1,051
Deferred Income Tax Liabilities		7,677	6,884
Long-Term Debt		45,247	44,976
Junior Subordinated Notes		12,094	11,048
Long-Term Liabilities of Discontinued Operations		—	110
		81,852	79,883
EQUITY
Common shares, no par value		30,218	30,101
Issued and outstanding:	December 31, 2025 – 1,041 million shares December 31, 2024 – 1,039 million shares
Preferred shares		2,255	2,499
Retained earnings (Accumulated deficit)		(5,925)	(5,241)
Accumulated other comprehensive income (loss)		747	233
Controlling Interests		27,295	27,592
Non-Controlling Interests		9,604	10,768
		36,899	38,360
		118,751	118,243

34 | TC Energy Fourth Quarter News Release 2025

SEGMENTED INFORMATION
The Company's chief operating decision maker is the President and Chief Executive Officer. The chief operating decision maker uses segmented earnings (losses) to assess the performance of the business segments, assist with capital investment decisions and benchmark to TC Energy's competitors.
Information regarding the Company's business segments is as follows:

three months ended December 31, 2025	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)					Corporate[1]	Total

Revenues	1,481	1,946	438	301	2	4,168
Intersegment revenues[2]	—	25	—	2	(27)	—
	1,481	1,971	438	303	(25)	4,168
Income (loss) from equity investments	15	84	34	161	—	294
Operating costs[2]	(535)	(675)	(71)	(300)	26	(1,555)
Depreciation and amortization	(397)	(270)	(24)	(28)	—	(719)
Segmented Earnings (Losses)	564	1,110	377	136	1	2,188
Interest expense						(873)
Allowance for funds used during construction						36
Foreign exchange gains (losses), net						15
Interest income and other						58
Income (Loss) from Continuing Operations before Income Taxes						1,424
Income tax (expense) recovery from continuing operations						(263)
Net Income (Loss) from Continuing Operations						1,161
Net Income (Loss) from Discontinued Operations, Net of Tax						21
Net Income (Loss)						1,182
Net (income) loss attributable to non-controlling interests						(167)
Net Income (Loss) Attributable to Controlling Interests						1,015
Preferred share dividends						(35)
Net Income (Loss) Attributable to Common Shares						980

Capital Spending[3]
Capital expenditures	288	1,008	21	15	14	1,346
Capital projects in development	—	—	—	4	—	4
Contributions to equity investments	65	—	—	228	—	293
	353	1,008	21	247	14	1,643
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3    Included in Investing activities in the Condensed consolidated statement of cash flows.

TC Energy Fourth Quarter News Release 2025 | 35

three months ended December 31, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)					Corporate[1]		Total

Revenues	1,404	1,696	221	248	8		3,577
Intersegment revenues[2]	—	25	—	—	(25)		—
	1,404	1,721	221	248	(17)		3,577
Income (loss) from equity investments	16	81	74	279	—		450
Operating costs[2]	(569)	(639)	(58)	(225)	1	[3]	(1,490)
Depreciation and amortization	(345)	(245)	(23)	(26)	—	[3]	(639)
Segmented Earnings (Losses)	506	918	214	276	(16)		1,898
Interest expense							(679)
Allowance for funds used during construction							233
Foreign exchange gains (losses), net							(69)
Interest income and other							120
Income (Loss) from Continuing Operations before Income Taxes							1,503
Income tax (expense) recovery from continuing operations							(223)
Net Income (Loss) from Continuing Operations							1,280
Net Income (Loss) from Discontinued Operations, Net of Tax							(98)
Net Income (Loss)							1,182
Net (income) loss attributable to non-controlling interests							(183)
Net Income (Loss) Attributable to Controlling Interests							999
Preferred share dividends							(28)
Net Income (Loss) Attributable to Common Shares							971

Capital Spending[4]
Capital expenditures	399	774	428	27	12		1,640
Capital projects in development	—	5	—	4	—		9
Contributions to equity investments[5]	477	2	—	179	—		658
	876	781	428	210	12		2,307
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations, in the Consolidated financial statements of our 2025 Annual Report for additional information.
4    Included in Investing activities in the Condensed consolidated statement of cash flows.
5    Contributions to equity investments in the Canadian Natural Gas Pipelines segment of $3.1 billion are offset by the equivalent amount in Other distributions from equity investments, although they are reported on a gross basis in the Company's Condensed consolidated statement of cash flows. Refer to Note 10, Equity investments, in the Consolidated financial statements of our 2025 Annual Report for additional information.
36 | TC Energy Fourth Quarter News Release 2025

year ended December 31, 2025	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)					Corporate[1]	Total

Revenues	5,785	7,145	1,450	845	14	15,239
Intersegment revenues[2]	—	99	—	52	(151)	—
	5,785	7,244	1,450	897	(137)	15,239
Income (loss) from equity investments	112	301	94	767	—	1,274
Operating costs[2]	(2,210)	(2,581)	(262)	(778)	123	(5,708)
Depreciation and amortization	(1,523)	(1,037)	(96)	(113)	—	(2,769)
Segmented Earnings (Losses)	2,164	3,927	1,186	773	(14)	8,036
Interest expense						(3,407)
Allowance for funds used during construction						453
Foreign exchange gains (losses), net						157
Interest income and other						205
Income (Loss) from Continuing Operations before Income Taxes						5,444
Income tax (expense) recovery from continuing operations						(1,138)
Net Income (Loss) from Continuing Operations						4,306
Net Income (Loss) from Discontinued Operations, Net of Tax						(212)
Net Income (Loss)						4,094
Net (income) loss attributable to non-controlling interests						(575)
Net Income (Loss) Attributable to Controlling Interests						3,519
Preferred share dividends						(119)
Net Income (Loss) Attributable to Common Shares						3,400

Capital Spending[3]
Capital expenditures	1,340	3,316	522	61	31	5,270
Capital projects in development	—	—	—	16	—	16
Contributions to equity investments	65	141	—	845	—	1,051
	1,405	3,457	522	922	31	6,337
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3    Included in Investing activities in the Condensed consolidated statement of cash flows.

TC Energy Fourth Quarter News Release 2025 | 37

year ended December 31, 2024	Canadian Natural Gas Pipelines	U.S. Natural Gas Pipelines	Mexico Natural Gas Pipelines	Power and Energy Solutions
(unaudited - millions of Canadian $)					Corporate	[1]	Total

Revenues	5,600	6,339	870	954	8		13,771
Intersegment revenues[2]	—	99	—	49	(148)		—
	5,600	6,438	870	1,003	(140)		13,771
Income (loss) from equity investments	34	341	283	900	—		1,558
Operating costs[2]	(2,246)	(2,381)	(132)	(700)	9	[3]	(5,450)
Depreciation and amortization	(1,382)	(955)	(92)	(101)	(5)	[3]	(2,535)
Other segmented items[4]	10	610	—	—	—		620
Segmented Earnings (Losses)	2,016	4,053	929	1,102	(136)		7,964
Interest expense							(3,019)
Allowance for funds used during construction							784
Foreign exchange gains (losses), net							(147)
Interest income and other							324
Income (Loss) from Continuing Operations before Income Taxes							5,906
Income tax (expense) recovery from continuing operations							(922)
Net Income (Loss) from Continuing Operations							4,984
Net Income (Loss) from Discontinued Operations, Net of Tax							395
Net Income (Loss)							5,379
Net (income) loss attributable to non-controlling interests							(681)
Net Income (Loss) Attributable to Controlling Interests							4,698
Preferred share dividends							(104)
Net Income (Loss) Attributable to Common Shares							4,594

Capital Spending[5]
Capital expenditures	1,273	2,568	2,228	62	50		6,181
Capital projects in development	—	5	—	45	—		50
Contributions to equity investments[6]	827	2	—	717	—		1,546
	2,100	2,575	2,228	824	50		7,777
Discontinued operations							127
							7,904
1Includes intersegment eliminations.
2The Company records intersegment sales at contracted rates. For segmented reporting, these transactions are included as Intersegment revenues in the segment providing the service and Operating costs in the segment receiving the service. These transactions are eliminated on consolidation. Intersegment profit is recognized when the product or service has been provided to third parties or otherwise realized.
3Includes shared costs and depreciation previously allocated to the Liquids Pipelines segment. Refer to Note 4, Discontinued operations, in the Consolidated financial statements of our 2025 Annual Report for additional information.
4Other segment items include a Net gain (loss) on sale of assets.
5    Included in Investing activities in the Condensed consolidated statement of cash flows.
6    Contributions to equity investments in the Canadian Natural Gas Pipelines segment of $3.1 billion are offset by the equivalent amount in Other distributions from equity investments, although they are reported on a gross basis in the Company's Condensed consolidated statement of cash flows. Refer to Note 10, Equity investments, in the Consolidated financial statements of our 2025 Annual Report for additional information.

38 | TC Energy Fourth Quarter News Release 2025

Total Assets by Segment

(unaudited - millions of Canadian $)	December 31, 2025	December 31, 2024

Canadian Natural Gas Pipelines	31,371	31,167
U.S. Natural Gas Pipelines	56,617	56,304
Mexico Natural Gas Pipelines	16,342	15,995
Power and Energy Solutions	10,764	10,217
Corporate	3,460	4,189
	118,554	117,872
Discontinued Operations	197	371
	118,751	118,243
TC Energy Fourth Quarter News Release 2025 | 39